    As Filed with the Securities and Exchange Commission on October 16, 1998
                     Registration No. 33-__________________.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-6

                        INITIAL REGISTRATION STATEMENT
                       UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

A.   Exact name of Trust:      Massachusetts Mutual Variable Life Separate
                               Account I

B.   Name of Depositor:        Massachusetts Mutual Life Insurance Company

C.   Complete address of       1295 State Street
     Depositor's principal     Springfield, MA 01111
     executive offices:

D.   Name and address of       Ann Lomeli
     Agent for Service         Corporate Secretary
     of Process:               1295 State Street
                               Springfield, MA 01111

     It is proposed that this filing will become effective (check appropriate box)

     _________                immediately upon filing pursuant to paragraph (b)
                              of Rule 485.

     _________                on _______________ pursuant to paragraph (b) of
                              Rule 485.

     _________                60 days after filing pursuant to paragraph (a)(1)
                              of Rule 485

     _________                on ________________ pursuant to paragraph (a)(1)
                              of Rule 485.

     _________                this post effective amendment designates a new
                              effective date for a previously filed post effective amendment.

E. Title of Securities being registered: Flexible Premium Variable Adjustable Life Insurance Policies

F. Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2
Item No. of
Form N-8B-2                          Caption
-----------                          -------
     1                               Cover Page; The Separate Account

     2                               Cover Page; The Separate Account

     3                               Investments of the Separate Account

     4                               Sales and Other Agreements

     5                               The Separate Account

     6                               The Separate Account

     7                               Not Applicable

     8                               Not Applicable

     9                               Legal Proceedings

     10                              Cover Page; Withdrawals; Termination;
                                     Premiums; Death Benefits Under the Policy;
                                     Free Look Provision; Account Value; Policy
                                     Loan Privilege; The Separate Account;
                                     Charges Under the Policy; Sales and Other
                                     Agreements; When We Pay Proceeds; Payment
                                     Options; Our Rights; Your Voting Rights;
                                     General Provisions of the Policy

     11                              The Separate Account

     12                              The Separate Account; Sales and Other
                                     Agreements

     13                              The Separate Account; Charges Under the
                                     Policy

     14                              Premiums; The Separate Account; Sales and
                                     Other Agreements

     15                              Premiums; The Separate Account

     16                              The Separate Account; Investment Return

     17 Account Value; The Separate Account; Cash Surrender Value; Withdrawals; Payment Options

     18                              The Separate Account

                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2
Item No. of
Form N-8B-2                          Caption
-----------                          -------
     20                              Not Applicable

     21                              Policy Loan Privilege

     22                              Not Applicable

     23                              Bonding Arrangement

     24 Limits on Our Right to Challenge the Policy; Suicide Exclusion; Misstatement of Age or Gender; Assignment; Beneficiary; Our Rights; The Separate Account

     25                              Cover Page

     26                              Not Applicable

     27                              Cover Page; The Separate Account

     28                              Directors of MassMutual

     29                              Not Applicable

     30                              Not Applicable

     31                              Not Applicable

     32                              Not Applicable

     33                              Not Applicable

     34                              Not Applicable

     35                              Cover Page

     36                              Not Applicable

     37                              Not Applicable

     38                              Sales and Other Agreements

     39                              Sales and Other Agreements

                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2
Item No. of
Form N-8B-2                          Caption
-----------                          -------
     40                              Sales and Other Agreements

     41                              Sales and Other Agreements

     42                              Not Applicable

     43                              Sales and Other Agreements

     44                              The Separate Account; Investment Return;
                                     Charges for Federal Income Tax; Account
                                     Value

     45                              Not Applicable

     46                              The Separate Account; Investment Return;
                                     Cash Surrender Value

     47                              The Separate Account

     48                              The Separate Account

     49                              Not Applicable

     50                              The Separate Account

     51                              Cover Page; Underwriting; Availability;
                                     Beneficiary; Reinstatement; Premiums

     52                              The Separate Account; Our Rights

     53                              Federal Income Tax Considerations

     54                              Not Applicable

     55                              Not Applicable

     56                              Not Applicable

     57                              Not Applicable

     58                              Not Applicable

     59                              Financial Statements

                  Massachusetts Mutual Life Insurance Company

              Flexible Premium Variable Adjustable Life Insurance
                             Subject to Completion.
                       Filed on__________________________

This prospectus describes a flexible premium variable adjustable life insurance policy offered by Massachusetts Mutual Life Insurance Company ("MassMutual"). The policy provides lifetime insurance protection for as long as it remains in force.

You, the policyowner, may allocate the net premium for Your policy among several investment options. These investment options include a Guaranteed Principal Account ("GPA") and thirty Separate Account Divisions of a segment of Massachusetts Mutual Variable Life Separate Account I. Each of the Separate Account Divisions invests in a corresponding Fund. The Separate Account Divisions invest in the following Funds:

      MML Series Investment Fund                   Oppenheimer Variable Account Funds
      MML Small Cap Value Equity Fund              Oppenheimer Global Securities Fund
      MML Equity Fund                              Oppenheimer Small Cap Growth Fund
      MML Equity Index Fund                        Oppenheimer Aggressive Growth Fund
      MML Blend Fund                               Oppenheimer Growth Fund
      MML Managed Bond Fund                        Oppenheimer Growth & Income Fund
                                                   Oppenheimer Multiple Strategies Fund
      Panorama Series Fund, Inc.                   Oppenheimer High Income Fund
      Panorama International Equity Portfolio      Oppenheimer Strategic Bond Fund
      Panorama Growth Portfolio                    Oppenheimer Bond Fund
      Panorama Total Return Portfolio              Oppenheimer Money Fund

      MFS(R) Variable Insurance Trust/SM/          Goldman Sachs Variable Insurance Trust
      MFS(R) New Discovery Series                  Goldman Sachs International Equity Fund
      MFS(R) Emerging Growth Series                Goldman Sachs Capital Growth Fund
      MFS(R) Research Series                       Goldman Sachs Mid Cap Equity Fund
                                                   Goldman Sachs CORE U.S. Equity Fund
                                                   Goldman Sachs Growth and Income Fund

      T. Rowe Price Equity Series, Inc.            T. Rowe Price Fixed Income Series, Inc
      T. Rowe Price New America Growth Portfolio   T. Rowe Price Limited-Term Bond Portfolio
      T. Rowe Price Mid-Cap Growth Portfolio

      Fidelity Investments Variable Insurance Products Fund II
      Contrafund Portfolio

The policy is "flexible" because You may select the timing and amount of premium payments. The policy is "adjustable" because You may choose to increase or decrease the death benefit and change the death benefit option under the policy. The policy is "variable" because the death benefit may, and cash surrender value will, vary.

MassMutual is a mutual life insurance company established in 1851 under the laws of Massachusetts. We are licensed to transact life, accident and health insurance business in all fifty states of the United States, the District of Columbia, Puerto Rico and certain provinces of Canada. As of December 31, 1997, We had total assets under management of $152 billion and unconsolidated statutory assets of $57.5 billion. The mailing address for the Home Office is Massachusetts Mutual Life Insurance Company, Springfield, Massachusetts 01111-0001. The telephone number is (413) 788-8411.

                           ______________________1998

The Securities and Exchange Commission has not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be amended. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.

This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any state where the offer or sale is not permitted. This prospectus is valid only when accompanied by the prospectuses of the Funds.

You should read and retain this prospectus.

Replacing existing insurance with the policy described in this prospectus may not be to your advantage.

The policy is not available in all jurisdictions. This prospectus is not an offering in any jurisdiction where the policy is not available. MassMutual has not authorized any person to make any representations about the policy other than those contained in this prospectus.

Table Of Contents                                                        Page
                                                                         ----
PART I - General Provisions of the Policy..............................    5
     Availability......................................................    5
     Underwriting......................................................    5
     Premiums..........................................................    5
           Planned Annual Premiums.....................................    5
           Annual Cutoff Policy Premium................................    5
           Minimum Net First Policy Premium............................    6
           Minimum Case Premium........................................    6
           Minimum and Maximum Premium Payments........................    6
           Net Premium Allocation......................................    6
     Termination.......................................................    6
           Grace Period................................................    6
           Safety Test.................................................    6
              Safety Test Grace Period.................................    7
     Death Benefit Under the Policy....................................    7
           Minimum Face Amount.........................................    7
           Death Benefit Options.......................................    7
           Changes in Selected Face Amount.............................    8
     Account Value.....................................................    8
           Investment Return...........................................    8
           Cash Surrender Value........................................    9
           Transfers...................................................    9
              Automated Account Value Transfer.........................    9
              Automated Account Re-Balancing...........................    10
           Withdrawals.................................................    10
     Policy Loan Privilege.............................................    10
           Source of Loan..............................................    10
           If Loans Exceed the Policy Account Value....................    11
           Interest....................................................    11
           Repayment...................................................    11
           Interest Credited on Loaned Value...........................    11
           Effect of Loan..............................................    11
     Charges Under the Policy..........................................    12
           Deductions from Premiums....................................    13
               Sales Load..............................................    13
               State Premium Tax Charge................................    13
               Deferred Acquisition Cost ("DAC") Tax Charge............    13
           Account Value Charges.......................................    13
               Administrative Charge...................................    13
               Cost of Insurance Charge................................    13
               Face Amount Charge......................................    13
               Rider Charge............................................    13
           Separate Account Charges....................................    13
               Mortality and Expense Risk Charge.......................    13
               Charges for Federal Income Taxes........................    14
           Fund Charges................................................    14
           Other Charges...............................................    15
               Withdrawal Charges......................................    15
               Loan Interest Rate Expense Charge.......................    15
               Substitute Insured Charge...............................    15
     The Separate Account..............................................    15

            Investments of the Separate Account............................   15
              MML Series Investment Fund...................................   16
              Oppenheimer Variable Account Funds...........................   17
              Panorama Series Fund, Inc....................................   18
              Goldman Sachs Variable Insurance Trust.......................   19
              MFS(R) Variable Insurance Trust/SM/..........................   19
              T. Rowe Price Equity Series, Inc.............................   20
              T. Rowe Price Fixed Income Series, Inc.......................   20
              Fidelity Investments Variable Insurance Products Fund II.....   21
              Fund Monitoring..............................................   21
     The Guaranteed Principal Account......................................   21
PART II - Additional Provisions of the Policy..............................   21
     Paid-up Policy Date...................................................   21
     Reinstatement.........................................................   22
     Payment Options.......................................................   22
           Fixed Amount Payment Option.....................................   22
           Fixed Time Payment Option.......................................   22
           Lifetime Payment Option.........................................   22
           Interest Payment Option.........................................   22
           Joint Lifetime Payment Option...................................   22
           Joint Lifetime Payment Option with Reduced Payments.............   23
           Withdrawal Rights under Payment Options.........................   23
     Beneficiary...........................................................   23
     Changing the Policyowner or Beneficiary...............................   23
     Right to Substitute Insured...........................................   23
     Assignment............................................................   23
     Dividends.............................................................   23
     Limits on Our Right to Challenge the Policy...........................   23
     Misstatement of Age or Gender.........................................   24
     Suicide Exclusion.....................................................   24
     When We Pay Proceeds..................................................   24
     Free Look Provision...................................................   24
     Additional Benefits By Rider..........................................   24
           Supplemental Monthly Term Insurance Rider.......................   24
           Waiver of Monthly Charges Rider.................................   24
PART III - Other Important Information.....................................   25
     Federal Income Tax Considerations.....................................   25
     Your Voting Rights....................................................   27
     Our Rights............................................................   28
     Records and Reports...................................................   28
     Sales and Other Agreements............................................   28
     Commissions...........................................................   29
     Bonding Arrangement...................................................   28
     Legal Proceedings.....................................................   29
     Experts...............................................................   29
     Financial Statements..................................................   29
Appendix A - Glossary......................................................   30
Appendix B - Rates of Return...............................................   31
Appendix C - Hypothetical Illustrations....................................   36
Appendix D - Directors of Massachusetts Mutual Life Insurance Company......   39
Appendix E - Financial Statements..........................................   45

Part I - General Provisions Of the Policy

This section of the prospectus describes the general provisions of the policy and is subject to the terms of the policy. You may review a copy of the policy upon request.

In the event of a conflict between the terms within this prospectus and the terms of the policy, the policy terms will control.

Certain provisions of the policy as described in this prospectus may differ in a particular state because of specific state requirements.

We define the following terms in Appendix A:

     Case, Insured, Issue Date, Monthly Calculation Date, Net Premium, Policy Anniversary, Policy Date, Policy Year, Policyowner, Valuation Date, Valuation Period and Valuation Time.

Throughout the prospectus, MassMutual is referred to as We, Us or Our, and the policyowner is referred to as You or Your.

Availability.

The policy is available on a case basis. We may define a case as one person. All policies within a case are aggregated for purposes of determining policy dates, loan rates and underwriting requirements. If an individual owns the policy as part of an employer sponsored program, he or she may exercise all rights and privileges under the policy through their employer or other sponsoring entity acting as case administrator. After termination of the employment or other relationship, the individual may exercise such rights and privileges directly with MassMutual.

The minimum total selected face amount is $50,000 per policy. At the time of issue, the insured must be age 20 through age 85 as of his/her birthday nearest the policy date.

Underwriting.

We currently offer three different underwriting programs:

         1. full underwriting;
         2. simplified issue underwriting; and
         3. guaranteed issue underwriting.

The cost of insurance charges vary depending on the type of underwriting We use.

Premiums.

There are four premium concepts under the policy:

         1. Planned Annual Premium.
         2. Annual Cutoff Policy Premium.
         3. Minimum Net First Policy Premium.
         4. Minimum Case Premium.

   1.  Planned Annual Premium.

   You elect planned annual premiums in the application, and You may change the amount at any time. Planned annual premiums are the basis for the policy's premium billing. The planned annual premium may be subject to minimum and maximum amounts depending on the selected face amount of the policy, the insured's age, gender and tobacco use classification, and the amount of the first premium paid.

   There is no penalty if You do not pay the planned annual premium. Your payment of this amount does not guarantee coverage for any period of time. Even if You pay planned annual premiums, the policy terminates if the account value becomes insufficient to pay account value charges and the grace period expires without sufficient payment, unless Your policy meets the safety test.

   2.  Annual Cutoff Policy Premium.

   The annual cutoff policy premium depends on the policy's initial selected face amount and the insured's issue age, gender and tobacco use classification. This premium establishes a threshold for Your policy's sales loads. If You pay premiums that are below the annual cutoff policy premium, a higher sales load will result than if You pay premiums that exceed the annual cutoff policy premium.

   The following table shows the annual cutoff policy premium at certain ages for a policy with a selected face amount of $100,000 in all years, under death benefit option 1.

                          ANNUAL CUTOFF POLICY PREMIUM
                       LEVEL $100,000 SELECTED FACE AMOUNT
                            (DEATH BENEFIT OPTION 1)

                                         Issue Age
                               ------------------------------

            Class               Age 25    Age 40     Age 55
            -----               ------    ------     ------

Male Tobacco                    $3,247    $5,315     $8,496

Female Tobacco                  $2,666    $4,395     $6,955

Unisex Tobacco                  $3,132    $5,131     $8,175


Male Non-Tobacco                $2,639    $4,363     $7,183

Female Non-Tobacco              $2,342    $3,883     $6,325

Unisex Non-Tobacco              $2,580    $4,267     $7,009


Male UniTobacco                 $2,867    $4,705     $7,593

Female UniTobacco               $2,431    $4,016     $6,450

Unisex UniTobacco               $2,780    $4,567     $7,359


   3.  Minimum Net First Policy Premium.

   You must pay the minimum net first policy premium and submit the application and all other required forms in good order to Our Home Office before We will issue Your policy. The minimum net first policy premium is twelve times an amount equal to the first account value charges.

   4.  Minimum Case Premium.

   The minimum case premium is $250,000 of first year annualized premium.

Minimum and Maximum Premium Payments.

While Your policy is in force, You may pay premiums at any time before the death of the insured subject to certain restrictions. The minimum premium payment is $100.00. If You choose the Guideline Premium Test, the maximum premium will be stated on the Schedule Page of Your policy.

Regardless of whether You choose the Guideline Premium Test or the Cash Value Accumulation Test, We have the right to refund a premium paid in any year if it will increase the net amount at risk under the policy. Premium payments should be sent to Our Home Office or to the address indicated for payment on the premium reminder notice.

Net Premium Allocation.

You choose the percentages of Your net premiums to be allocated to the Separate Account Divisions and/or the GPA. You may choose any whole-number percentages as long as the total is 100%. You may allocate net premium payments to a maximum of eight Separate Account Divisions and the GPA at any time. You may also change Your allocation of future net premiums at any time without charge. To allocate net premiums or to transfer account value to a ninth Separate Account Division, You must transfer 100% of the account value from one or more of Your eight selected Separate Account Divisions.

During Your free look period, we will apply Your first net premium to the Oppenheimer Money Division, provided the premium equals or exceeds the minimum net first policy premium. At the later of the end of the free look period or the date We receive proper notice that You received Your policy, We will apply Your account value to the GPA and/or Separate Account Divisions according to Your instructions and subject to Our current allocation rules.

Termination.

We will not terminate Your policy for failure to pay premiums. Instead, We will terminate Your policy if on a monthly calculation date:

  . the account value less any policy debt is insufficient to cover the total monthly deduction, and

  .  Your policy does not meet the safety test.

Your policy will then enter a 61-day grace period.

Grace Period.

We allow You 61 days to pay any premium necessary to cover an overdue monthly deduction. You will receive a notice from Us which states the overdue amount and premium due. During the 61-day grace period, the policy remains in force. Your policy will terminate without value if We do not receive the premium due by the later of 61 days or 31 days after We have mailed the written notice.

Safety Test.

The safety test is a lapse protection feature. If met, this test allows Your policy to stay in force for a period of time even if there is insufficient account value to cover the account value charges. You can never elect death benefit option 2 or 3, and the insured cannot be in a substandard rating class for the safety test to apply.

Your policy meets the safety test on any given monthly calculation date if:

   . the sum of premiums paid; less

   . any amounts withdrawn; less

   . any rider charges, if applicable;

equals or exceeds the sum of monthly safety test premiums on that monthly calculation date and all prior monthly calculation dates during the safety test period.

If Your policy debt exceeds account value, Your policy will fail the safety test.

The safety test only applies from the start of the policy date through the safety test's expiration date. The safety test's expiration date is the later of the policy anniversary nearest the insured's 70th birthday, or the tenth policy anniversary.

Safety Test Grace Period.

If Your policy does not meet the safety test on any given monthly calculation date, we will mail You, and any assignee indicated on Our records, a written notice. This notice states the premium amount You need to pay to prevent termination of the safety test. The safety test will expire 31 days after we mail this written notice, unless You send in the required premium payment. Once the safety test terminates, You cannot reinstate it.

Death Benefit Under the Policy.

The death benefit is the amount We pay to the designated beneficiary(ies) when the insured dies. Upon receiving proof of death, We pay the beneficiary the death benefit amount determined as of the date the insured dies. The beneficiary may direct Us to pay all or part of the benefit in cash or to apply it under one or more of Our payment options.

Minimum Face Amount.

To qualify as life insurance under federal tax laws currently in effect, the policy has a minimum face amount. The minimum face amount is determined using one of two allowable definitions of life insurance: (1) the Cash Value Accumulation Test or (2) the Guideline Premium Test. You choose which test to use on the application prior to the issuance of Your policy. Once You choose the way We determine Your minimum face amount, You cannot change it after Your policy is issued.

The Cash Value Accumulation Test determines the minimum face amount by multiplying the account value plus the refund of sales load, if applicable, by the minimum face amount percentage. The percentages depend upon the insured's age, gender and tobacco use classification.

Under the Guideline Premium Test, the minimum face amount is also equal to an applicable percentage of the account value plus the refund of sales load, if applicable, but the percentage varies only by age of insured.

Death Benefit Options.

In the application, You choose a selected face amount and death benefit option. We offer three death benefit options:

     1.  Death Benefit Option 1:
         ----------------------
         the death benefit is the greater of the selected face amount in effect on the date of death or the minimum face amount in effect on the date of death.

     2.  Death Benefit Option 2:
         ----------------------
         the death benefit is the greater of (a) the sum of the selected face amount in effect on the date of death plus the account value on the date of death or (b) the minimum face amount in effect on the date of death.

     3.  Death Benefit Option 3:
         ----------------------
         the death benefit is the greater of (a) the selected face amount in effect on the date of death, plus the sum of all premiums paid, less withdrawals; or (b) the selected face amount in effect on the date of death; or (c) the minimum face amount in effect on the date of death.

If the insured dies while the policy is in force, we will pay the death benefit option in effect on the date of death, with the following adjustments:

         . We add the part of any account value charges that apply for the period beyond the date of death; and

         . We deduct any policy debt outstanding on the date of death; and

         . We deduct any account value charges unpaid as of the date of death.

If the insured dies after the first policy year, We will also include a pro-rata share of any dividend allocated to the policy for the year death occurs.

Under death benefit options 1 and 3, the death benefit amount is unaffected by Your policy's investment experience unless the death benefit is based on the minimum face amount. Under death benefit option 2, the death benefit amount may increase or decrease by investment experience.

We pay interest on the death benefit from the date of death to the date the death benefit is paid or a payment option becomes effective. The interest rate equals the rate determined under the interest payment option.

Example: The following example shows how the death benefit may vary as a result of investment performance and death benefit option in effect on the date of death.

                                    Policy A       Policy B
                                    --------       --------

(a)  Selected face amount:          $100,000       $100,000

(b)  Account value on date of
     death, plus refund of sales
     load, if applicable             $40,000        $50,000

(c)  Sum of premiums less
     withdrawals                     $30,000        $40,000

(d)  Minimum face amount
     percentage on date of death:       240%           240%

(e)  Minimum face amount
     (b x d):                        $96,000       $120,000

     Death benefit if
     death benefit option 1
     is in effect
     [greater of (a) or (e)]:       $100,000       $120,000

     Death benefit if
     death benefit option 2
     is in effect [greater of
     (a + b) or (e)]:               $140,000       $150,000

     Death benefit if
     death benefit option 3
     is in effect [greater of
     (a + c) or (a) or (e)]:        $130,000       $140,000

The examples assume no additions to or deductions from the selected face amount or minimum face amount are applicable.

Changes In Selected Face Amount.

You may increase the selected face amount by written request six months after policy issue or six months after a previous increase. We may request adequate evidence of insurability for an increase. We will not allow an increase in the selected face amount after the policy anniversary date nearest the insured's 85th birthday. Additionally, any increase in the selected face amount will be effective on the monthly calculation date which is on, or next follows, the later of:

     . 15 days after We have received and approved Your written request for such change; or

     .  the requested effective date of the change.

Any increase must be for at least $10,000.

You may also decrease Your policy's selected face amount. We allow a decrease in the selected face amount only once per policy year. The selected face amount after a decrease must be at least $50,000. Any requested decrease in the selected face amount will be effective on the monthly calculation date which is on, or next follows the later of:

     . 15 days after We receive and approve Your written request for such change; or

     .  the requested effective date of the change.

Account Value.

The account value of Your policy is the value in the Separate Account Divisions plus the value in the GPA. Initially, this value equals the net amount of the first premium You paid under the policy. We apply this amount to the Oppenheimer Money Division until the later of: (1) the expiration of the free look period or
(2) the date We receive proper notice that You have received Your policy. The account value is then allocated among the Separate Account Divisions and/or the GPA according to Your instructions, subject to applicable restrictions.

The purchase and sale of accumulation units will affect Your account value in the Separate Account Divisions. We purchase and sell units at the unit value as of the valuation time on the valuation date if We receive Your transaction request before the valuation time. Otherwise, We will purchase and sell units to complete Your request at the unit value as of the valuation time on the next following valuation date, or a later date if You request. We determine unit values on each valuation date.

Investment Return.

The investment return of a policy is based on:

     . The account value held in each Separate Account Division for that policy;

     . The investment experience of each Separate Account Division as measured by its actual net rate of return; and

     .    The interest rate credited on account value held in the GPA.

The investment experience of a Separate Account Division reflects:

          . increases or decreases in the net asset value of the shares of the underlying Fund;

          .  any dividend or capital gains distributions declared by the Fund;
             and

          .  any charges against the assets of the Separate Account Division.

We determine the investment experience each day on each valuation date. The actual net rate of return for a Separate Account Division measures the investment experience from the end of one valuation date to the end of the next valuation date.

Cash Surrender Value.

You may surrender Your policy for its cash surrender value at any time while the insured is living. The cash surrender value is:

       .   Account value; less

       .   Any outstanding policy debt; plus

       .   The refund of sales load, if applicable.

There is no surrender charge.

If You surrender Your policy within the first two policy years, We will refund a portion of the sales load, as part of the cash surrender value. If you surrender Your policy in the first policy year, We will reimburse 65% of the sales load collected for that year. If You surrender Your policy in the second policy year, We will reimburse 30% of the sales load collected in the first policy year.

Your surrender is effective on the date We receive the policy and a written request in proper form at Our Home Office, unless You select a later effective date. If, however, We receive Your surrender request on a date that is not a valuation date or after a valuation time, then Your surrender will be effective on the next valuation date.

Transfers.

You may transfer all or part of the account value among the policy's Separate Account Divisions and the GPA by written request. In Your transfer request, You must indicate the dollar amount or the whole-number percentage You wish to transfer. There is no limit on the number of transfers You may make from the Separate Account Divisions.

You may maintain account value in a maximum of eight Separate Account Divisions and the GPA at any one time. If You want to transfer net premium or transfer account value to a ninth Division, You must transfer 100% of the account value from one or more of the eight active Separate Account Divisions.

You may transfer all account value in the Separate Account to the GPA at any time without incurring a fee. The transfer will take effect when We receive Your signed, written request.

We will consider all transfers made on one valuation date to be one transfer.

We currently do not charge a fee for transfers. We, however, reserve the right to charge a fee for transfers if there are more than six transfers in a policy year. This fee will not exceed $10 per transfer.

You may only transfer account value from the GPA to the Separate Account once per policy year. This transfer must occur within the 31-day period following your policy anniversary date. This transfer may not exceed 25% of Your account value in the GPA at the time of Your transfer. For purposes of this transfer restriction, Your account value in the GPA does not include policy debt. However, You may transfer 100% of Your account value in the GPA to the Separate Account if:

       . You have transferred 25% of Your account value in the GPA in each of the previous three policy years, and

       . You have not allocated premium payments or made transfers to the GPA during any of the previous three policy years, except as a result of a policy loan.

You cannot transfer GPA account value equal to any policy debt.

Automated Account Value Transfer.

Automated account value transfer allows You to make monthly transfers of account value in a Separate Account Division to any combination of Separate Account Divisions and the GPA. You must specify the amount You wish to transfer as a dollar amount or a whole-number percentage. Automated account value transfers are not available from more than one Separate Account Division or from the GPA. We consider this process as one transfer per policy year.

You can elect, change or cancel automated account value transfer on any valuation date, provided We receive Your request in proper form. We will only make transfers on the monthly calculation date. The effective date of the first automated transfer will be the first monthly calculation date after We receive Your request at Our Home Office. If We receive Your request before the end of the free look period, Your first automated transfer will occur at the end of this period.

Transfers will occur automatically. However, You must specify:

       .  the Separate Account Division We are to transfer from; and

       .  the Separate Account Division(s) and/or GPA We are to transfer to; and

       .  the length of time during which transfers will continue.

If Your transfer amount is greater than Your account value in the Separate Account Division We are transferring from, then We will transfer Your remaining value in that Division in the same proportion as Your previously transferred amounts. We will not process any more automated transfers thereafter.

Automated Account Re-Balancing.

Automated account re-balancing permits You to maintain a specified whole-number percentage of Your account value in any combination of the Separate Account Divisions and the GPA. We must receive written request for automated account re-balancing in proper form. Then, We will make transfers on a quarterly basis to and from the Separate Account Divisions and the GPA to re-adjust Your account value to Your specified percentage.

This program allows You to maintain a specific fund allocation. Quarterly re-balancing is based on Your policy year. We will re-balance Your account value only on a monthly calculation date. We consider automated account re-balancing as one transfer per policy year.

You can elect or cancel automated account re-balancing on any valuation date, provided We receive Your request in proper form. You may only change allocation percentages once each policy year. In addition, You may only reduce Your allocation to the GPA by up to 25% once each policy year.

The effective date of the first automated re-balancing will be the first monthly calculation date after We receive Your request at the Home Office. If We receive the request before the end of the free look period, Your first re-balancing will occur at the end of the free look period. The automated account re-balancing program is not subject to the restrictions on transfers from the GPA to the Separate Account.

You may participate in either the automated account value transfer program or the automated account re-balancing program at one time.

Withdrawals.

After Your policy has been in force for six months, You can withdraw value from Your policy on any monthly calculation date. You must send written request to Our Home Office.

       .  Minimum withdrawal amount: $100 (before deducting the withdrawal
          -------------------------
          charge).

       .  Maximum withdrawal amount: account value, less policy debt, less an
          -------------------------
          amount equal to twelve multiplied by the most recent account value charges for Your policy.

We deduct the withdrawal amount from Your account value as of the valuation time on the applicable monthly calculation date. You must specify the GPA or the Separate Account Division(s) from which the withdrawal is to be made. If You do not specify otherwise, We will withdraw the amount in proportion from Your values in the Separate Account Divisions and the GPA. The withdrawal amount may not exceed the non-loaned account value of a Separate Account Division or GPA.

We deduct a charge of 2.0% of the amount You withdraw. This charge will not exceed $25.00. We will reduce Your account value by the amount of the withdrawal. If necessary, We will reduce Your policy's selected face amount to prevent an increase in the amount at risk, unless You provide Us with satisfactory evidence of insurability. Withdrawals may have tax consequences.

Policy Loan Privilege.

You can take a loan on Your policy at any time while the insured is living. The maximum loan is:

      .   Your account value at the time of the loan; less

          .  any outstanding policy debt before the new loan; less

          . interest on the loan being made and on any outstanding policy debt to the next policy anniversary date; less

          . an amount equal to the most recent account value charge for the policy multiplied by the number of monthly calculation dates remaining, up to and including, the next policy anniversary date.

You must properly assign Your policy to Us as collateral for the loan.

Source of Loan.

We deduct Your requested loan amount from the Separate Account Divisions and the GPA in proportion to the non-loaned account value of each on the date of the loan request. We liquidate shares taken from the Separate Account Divisions and transfer the resulting dollar amounts to the GPA. We may delay any loan from the GPA for up to six months. We may also delay any loan from the Separate Account if:

     . the New York Stock Exchange is closed, except for normal weekend and holiday closings, or
     .    trading is restricted, or
     . the Securities and Exchange Commission determines that an emergency exists, or
     .    the Securities and Exchange Commission permits Us to delay payment.

If Loans Exceed the Policy Account Value.
Policy debt is Your outstanding loan balance, including accrued interest. Policy debt must not exceed Your account value. If this limit is reached, We may terminate the policy, even if Your policy meets the safety test. If We terminate Your policy for this reason, We will notify You, and any assignee shown on our records, in writing. This notice states the amount necessary to bring the policy debt back within the limit. If We do not receive a payment within 31 days after the date We mailed the notice, the policy terminates without value at the end of those 31 days. Termination of a policy under these circumstances could cause You to recognize gross income.

Interest.
On the Application, You may select a loan interest rate of 6% per year or, where permitted, an adjustable loan rate. All policies within a case must have the same fixed or adjustable loan rate. We set the adjustable loan rate each year that will apply for the next policy year. The maximum rate is based on the monthly average of the composite yield on seasoned corporate bonds as published by Moody's Investors Service. If Moody's is no longer published, We will use a substantially similar average. The maximum rate is the greater of:

     . the published monthly average for the calendar month ending two months before the policy year begins; or
     .    5%.

We will increase the rate if the maximum limit is at least 1/2% higher than the rate in effect for the previous year. We will decrease the rate if the maximum limit is at least 1/2% lower than the rate in effect for the previous year.

Interest accrues daily, becoming part of the policy debt. Interest is due on each policy anniversary. If You do not pay interest when due, We will add the interest to the loan, and it will bear interest at the same rate. We treat any interest capitalized on a policy anniversary the same as a new loan. We will deduct this capitalized interest from the Separate Account Divisions and the GPA in proportion to the non-loaned account value in each.

Repayment.
You may repay all or part of any policy debt at any time while Your policy is in force. Upon repayment, We will transfer values equal to the repayment from the loaned portion of the GPA to the non-loaned portion of the GPA and the applicable Separate Account Division(s). We will transfer the repayment in proportion to the non-loaned value in each Separate Account Division and/or the GPA at the time of repayment. If You do not repay the loan, We deduct the loan amount due from the surrender value or death benefit.

Interest Credited on Loaned Value.
The amount equal to any outstanding policy loans is held in the GPA. This amount is credited with interest at a rate which is the greater of 3.0% or Your policy loan rate, less a MassMutual declared charge guaranteed not to exceed 3.0%. The current charge varies by policy year as follows:

     .    Policy years 1 through 15: 0.75%.
     .    Policy years 16 through 30: 0.55%.
     .    Policy years 31 and thereafter: 0.45%.

Effect of Loan.
Your policy loan reduces the death benefit and cash surrender value under the policy by the amount of the loan. Your repayment of the loan increases the death benefit and cash surrender value by the amount of the repayment.

As long as a loan is outstanding, a portion of Your policy's account value equal to the loan is held in the GPA. The Separate Account's investment performance does not affect this amount. Tax consequences may result if You have policy debt when you surrender Your policy.

Charges Under The Policy.

We deduct certain charges for providing the insurance benefits under Your policy, for administering Your policy, for assuming certain risks and for incurring certain expenses in distributing Your policy. A summary of these charges is as follows, and a more detailed description follows this chart:

-----------------------------------------------------------------------------------------------------------------------------------
Charges                                 Current Rate                                    Guaranteed Rate
-----------------------------------------------------------------------------------------------------------------------------------
Deductions from     Sales Load Charge   Policy years 1 - 7: 10% of premiums up to       Policy years 1 - 7: 10% of premiums up to
Premium                                 annual cutoff policy premium                    annual cutoff policy premium
                                        Policy years 8+: 2.5% of premiums up to         Policy years 8+: 2.5% of premiums up to
                                        annual cutoff policy premium                    annual cutoff policy premium
                                        All policy years: 1% of premiums in excess of   All policy years: 1% of premiums in excess
                                        the annual cutoff policy premium                of the annual cutoff policy premium
-----------------------------------------------------------------------------------------------------------------------------------
                    State Premium Tax   0% to 4% of each premium, depending on          This charge will always equal the applicable
                    Charge              Your state's applicable rate                    state rate
-----------------------------------------------------------------------------------------------------------------------------------
                    Deferred            1% of each premium                              This charge will always represent the
                    Acquisition Cost                                                    federal acquisition deferred cost tax
                    Tax Charge
-----------------------------------------------------------------------------------------------------------------------------------
Account Value       Administrative      $5.25 per month ($63.00 annually)               $9.00 per month ($108.00 annually)
Charges             Charge
-----------------------------------------------------------------------------------------------------------------------------------
                    Cost of Insurance   A per thousand rate multiplied by the amount    The maximum monthly cost of insurance charge
                    Charge              at risk each month. This charge varies by       for each $1,000 of insurance is shown in the
                                        the insured's gender, issue age and tobacco     Table of Maximum Monthly Mortality Charges
                                        classification; the policy year We make the     in Your policy
                                        deduction; the rating class of Your policy
                                        and the underwriting classification of the
                                        case
-----------------------------------------------------------------------------------------------------------------------------------
                    Face Amount Charge  Issue Age 20-24                                 Issue Age 20-24
                    (for fully                Policy years 1-20: $0.00167 per month           Policy years 1-20: $0.00167 per month
                    underwritten              of a specified amount                           of a specified amount
                    policies)                 Policy years 21+: 0                             Policy years 21+: 0
                                        Issue Age 25-34                                 Issue Age 25-34
                                              Policy years 1-15: $0.00250 per month           Policy years 1-15: $0.00250 per month
                                              of a specified amount                           of a specified amount
                                              Policy years 16+: 0                             Policy years 16+: 0
                                        Issue Age 35-39                                 Issue Age 35-39
                                              Policy years 1-15: $0.00292 per month           Policy years 1-15: $0.00292 per month
                                              of a specified amount                           of a specified amount
                                              Policy years 16+: 0                             Policy years 16+: 0
                                        Issue Age 40-44                                 Issue Age 40-44
                                              Policy years 1-15: $0.00333 per month           Policy years 1-15: $0.00333 per month
                                              of a specified amount                           of a specified amount
                                              Policy years 16+: 0                             Policy years 16+: 0
                                        Issue Age 45-49                                 Issue Age 45-49
                                              Policy years 1-15: $0.00375 per month           Policy years 1-15: $0.00375 per month
                                              of a specified amount                           of a specified amount
                                              Policy years 16+: 0                             Policy years 16+: 0
                                        Issue Age 50-85                                 Issue Age 50-85
                                              Policy years 1-4: $0.01667 per month of         Policy years 1-4: $0.01667 per month
                                              a specified amount                              of a specified amount
                                              Policy years 5+: 0                              Policy years 5+: 0
-----------------------------------------------------------------------------------------------------------------------------------
Separate Account    Mortality and       Policy years 1 through 15: 0.60% annually of    Any policy year: 1.0%
Charges             Expense Risks       each Separate Account Division's assets
                    Charge              Policy years 16-30: 0.40% annually of each
                                        Separate Account Division's assets
                                        Policy years 31+: 0.30% annually of each
                                        Separate Account Division's assets
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
Fund Charges                                       SEE FUND CHARGE TABLE                SEE FUND CHARGE TABLE
-----------------------------------------------------------------------------------------------------------------------------------
Other Charges       Withdrawal Charge              2.0% of the withdrawn amount,         2.0% of the withdrawn amount,
                                                   but not greater than $25.00           but not greater than $25.00
-----------------------------------------------------------------------------------------------------------------------------------
                    Substitute Insured Charge      $75.00                               $75.00
-----------------------------------------------------------------------------------------------------------------------------------
                    Loan Interest                  Policy years 1-15:  0.75%            3%
                    Crediting Rate                 Policy years 16-30: 0.55%
                    Charge                         Policy years 31+: 0.45%
-----------------------------------------------------------------------------------------------------------------------------------

Deductions from Premiums.
Prior to applying Your premium to the GPA or the selected Separate Account Divisions, We deduct a sales load, state premium tax and a deferred acquisition cost tax charge from Your premium.

Sales Load.
We deduct a sales load from Your premium for the expenses related to the sales and distribution of the policies. We will refund a portion of the sales load to You, as part of the cash surrender value, if You surrender Your policy within the first two policy years.

State Premium Tax Charge.
States assess premium taxes at various rates. We currently deduct the applicable state rate from each premium to cover premium taxes assessed against MassMutual by the states. The state rate will be either the Massachusetts rate or the applicable state rate.

We may increase or decrease this charge if there is any change in the tax or change of residence. You should notify MassMutual of any residence change. Any change in this charge will be effective immediately.

Deferred Acquisition Cost ("DAC") Tax Charge.
This charge is related to MassMutual's federal income tax burden, under Internal Revenue Code Section 848.

Account Value Charges.
On each monthly calculation date, We deduct from Your account value the following charges:

     1. An administrative charge;
     2. A cost of insurance charge;
     3. A face amount charge (if applicable); and
     4. Any rider charge (if applicable).

We deduct these charges from Your account value in proportion to the non-loaned account value in the Separate Account and the GPA.

1.  Administrative Charge.
We deduct a monthly charge for costs We incur for providing certain administrative services.

2.  Cost of Insurance Charge.
(We refer to this charge as the "Mortality Charge" in Your policy.) We deduct a cost of insurance charge on each monthly calculation date. This charge is based on the:

     .  Insured's gender;
     .  Insured's issue age;
     .  Insured's tobacco use classification;
     .  Policy year in which We make the deduction;
     .  Rating class of the policy; and
     .  Underwriting classification of the case.

This charge may vary monthly because it is determined by multiplying the applicable cost of insurance rates by the amount at risk each policy month. We will apply any change in this charge to all policies in the same class.

3.  Face Amount Charge.
We currently deduct a monthly face amount charge from policies that are issued under a full underwriting basis. We base this charge on the greater of the initial selected face amount or the first premium multiplied by the applicable minimum face amount percentage. The charge will not be based on an amount greater than $10 million. This charge is fixed for a set number of policy years.

4.  Rider Charge.
We will deduct applicable monthly rider charges for any additional benefits We provide to You by rider.

Separate Account Charges

Mortality and Expense Risk Charge.
(We refer to this charge as the "Net Investment Factor Asset Charge" in Your policy.) We charge the Separate Account Divisions for the mortality and expense risks We assume. This charge varies by policy year, and We deduct it from the value of each Division's assets attributable to the policies.

The mortality risk We assume is that the group of lives insured under Our policies may, on average, live for shorter periods of time than We estimated. The expense risk We assume is that Our costs of issuing and administering policies may be more than We estimated.

If all the money We collect from this charge is not needed to cover death benefits and expenses, it will be Our gain. We will use this gain for any purpose, including payment of sales commissions. If the money We collect is insufficient, We will still provide for all death benefits and expenses.

Charges for Federal Income Taxes.
We do not currently charge the Separate Account Divisions for federal income taxes attributable to them. However, We reserve the right to eventually charge the Separate Account Divisions to provide for future federal income tax liability of the Separate Account Divisions.

Fund Charges.

The value of the Separate Account Divisions' assets will reflect investment management fees and other expenses of the Funds. The following table shows the Funds' total fund operating expenses expressed as a percentage of average net assets for the year ended December 31, 1997:

                                                                Total
                                                                Fund
                                         Management  Other    Operating
Fund / Portfolio Name                      Fees      Expenses Expenses
-----------------------------------------------------------------------
MML Small Cap Value Equity(1)(2)           0.65%      0.11%   0.76%
MML Equity(1)                              0.35%      0.00%   0.35%
MML Equity Index(6)                        0.26%      0.11%   0.37%
MML Blend(1)                               0.38%      0.00%   0.38%
MML Managed Bond(1)                        0.44%      0.03%   0.47%
Oppenheimer Global Securities              0.70%      0.06%   0.76%
Oppenheimer Small Cap Growth(3)            0.75%      0.08%   0.83%
Oppenheimer Aggressive Growth              0.71%      0.02%   0.73%
Oppenheimer Growth                         0.73%      0.02%   0.75%
Oppenheimer Growth & Income                0.75%      0.08%   0.83%
Oppenheimer Multiple Strategies            0.72%      0.03%   0.75%
Oppenheimer High Income                    0.75%      0.07%   0.82%
Oppenheimer Strategic Bond                 0.75%      0.08%   0.83%
Oppenheimer Bond                           0.73%      0.05%   0.78%
Oppenheimer Money                          0.44%      0.04%   0.48%
Panorama International Equity              1.00%      0.12%   1.12%
Panorama Growth                            0.53%      0.01%   0.54%
Panorama Total Return                      0.54%      0.01%   0.55%
Goldman Sachs Capital Growth(5)            0.75%      0.15%   0.90%
Goldman Sachs Mid Cap Equity(5)            0.80%      0.15%   0.95%
Goldman Sachs CORE U.S. Equity(5)          0.70%      0.10%   0.80%
Goldman Sachs Growth and Income(5)         0.75%      0.15%   0.90%
Goldman Sachs International Equity(5)      1.00%      0.25%   1.25%
MFS(R)New Discovery(4)                     0.90%      0.25%   1.15%
MFS(R)Emerging Growth                      0.75%      0.12%   0.87%
MFS(R)Research Series                      0.75%      0.13%   0.88%
T. Rowe Price New America Growth           0.85%        --    0.85%
T. Rowe Price Mid-Cap Growth               0.85%        --    0.85%
T. Rowe Price Limited-Term Bond            0.70%        --    0.70%
Fidelity VIP Fund II Contrafund(7)         0.60%      0.21%   0.81%


(1) MassMutual has agreed to bear the expenses of these Funds (other than the management fee, interest, taxes, brokerage commissions and extraordinary expenses) in excess of 0.11% of the average daily net asset value of these Funds through April 30, 1999. MassMutual does not expect that it will be required to reimburse any expenses of the MML Equity Fund, MML Blend Fund or MML Managed Bond Fund due to this undertaking in 1998. MassMutual estimates that these expenses will be 0.39% of the MML Small Cap Value Equity Fund in 1998.

(2) The MML Small Cap Value Equity Fund had no operating expenses in 1997 since it had not yet commenced operations. These figures represent MassMutual's estimate of the Total Fund Operating Expenses for this Fund in 1998.

(3) The Oppenheimer Small Cap Growth Fund had no operating expenses in 1997 since it had not yet commenced operations. These figures represent the adviser's estimate of the Total Fund Operating Expenses for this Fund in 1998.

(4) The MFS(R) New Discovery Series had no operating expenses in 1997 since it had not yet commenced operations. These figures represent an estimate of the Total Fund Operating Expenses for this Series in 1998. The adviser agreed to bear expenses for the MFS(R) New Discovery Series, subject to reimbursement by this Series, for the current fiscal year, such that this Series' Other Expenses shall not exceed the 0.25%. The expense shown includes this reimbursement. If not included, the Other Expenses are estimated to be 0.47%, increasing the Total Fund Operating Expenses to 1.37%.

(5) The Goldman Sachs Variable Insurance Trust had no operating expenses in 1997 since it had not yet commenced operations. These figures represent an estimate of the Total Fund Operating Expenses for 1998. The investment advisers to the Goldman Sachs Capital Growth, Goldman Sachs Mid Cap Equity, Goldman Sachs CORE U.S. Equity, Goldman Sachs Growth and Income and Goldman Sachs International Equity Funds, each series of the Goldman Sachs VIT Trust, have voluntarily agreed to reduce or limit certain "Other Expenses" of such Funds (excluding management fees, taxes, interest and brokerage fees and litigation, indemnification and other extraordinary expenses) to the extent such expenses exceed 0.15%, 0.15%, 0.10%, 0.15% and 0.25% per annum of such Funds' average daily net assets, respectively. The expenses shown include this reimbursement. If not included, the Other Expenses for 1998 are estimated to be 4.49%, 5.34%, 2.29%, 2.67% and 1.97% for the Goldman Sachs Capital Growth, Goldman Sachs Mid Cap Equity, Goldman Sachs CORE U.S. Equity, Goldman Sachs Growth and Income and Goldman Sachs International Equity Funds, respectively.

(6) MassMutual agreed to bear the expenses of the MML Equity Index Fund (other than the management fee, interest, taxes, brokerage commissions and extraordinary expenses) in excess of 0.11% of the average daily net asset value of the Fund in 1997. If not included, the Other Expenses would have been 0.16%, increasing the Total Fund Operating Expenses to 0.43%. MassMutual's obligation to bear these expenses for the MML Equity Index Fund terminated May 1, 1998.

(7) A portion of the brokerage commission that the Fidelity VIP Fund II Contrafund pays is used to reduce its expenses. Additionally, this Portfolio has entered into arrangements with its custodian whereby credits realized as a result of uninvested cash balances are used to reduce custodian expenses. Including these reductions, the Total Fund Operating Expenses for this Portfolio would have decreased to 0.78%.

Other Charges.

Withdrawal Charges.
We deduct a charge from each withdrawal.

Loan Interest Rate Expense Charge.
We deduct a charge from the loan interest rate. This charge reimburses us for expenses We incur for administering Your loan. The charge varies by policy year.

Substitute Insured Charge.
We charge an administrative fee if You transfer the policy to the life of a substitute insured.

The Separate Account.
Our Board of Directors established the Separate Account on July 13, 1988 in accordance with the provisions of Section 132G of Chapter 175 of the Massachusetts General Laws. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended. The Securities and Exchange Commission does not supervise MassMutual's or the Separate Account's management or investment practices. Under Massachusetts law, however, the Division of Insurance of the Commonwealth of Massachusetts regulates both Us and the Separate Account.

We establish designated segments of the Separate Account to receive and invest premiums for other MassMutual variable life insurance policies. We have established a segment for the policies.

Although the Separate Account assets are assets of MassMutual, We cannot use those Separate Account assets equal to the reserves and other liabilities of the Separate Account attributable to the policies to satisfy any obligations that may arise out of any other business We conduct. The Separate Account assets may, however, be subject to liabilities arising from other variable life insurance policies funded by the Separate Account. We may at Our discretion transfer those assets which exceed the reserves and other liabilities of the Separate Account to Our general account. Such transfers will not adversely affect the Separate Account.

We credit or charge the Separate Account Divisions with the Divisions' income and realized or unrealized gains or losses without regard to any of MassMutual's other income, gains, or losses.

MassMutual may accumulate in the Separate Account the mortality and expense risks charge, account value charges and investment results applicable to those assets that are in excess of net assets supporting the policies.

MassMutual has the right to establish additional divisions of the Separate Account. We will invest amounts credited to any additional divisions in shares of other Funds. We have the right to substitute new Funds for any Separate Account Divisions.

Investments of the Separate Account.
We have established thirty Divisions within the policy's designated segment of the Separate Account. Each Separate Account Division invests in a corresponding Fund as follows:

-------------------------------------------------------------------------------
             Division                                      Fund
-------------------------------------------------------------------------------
  MML Small Cap Value                         MML Small Cap Value
  Equity Division                             Equity Fund
-------------------------------------------------------------------------------
  MML Equity Division                         MML Equity Fund
-------------------------------------------------------------------------------
  MML Equity Index Division                   MML Equity Index Fund
-------------------------------------------------------------------------------
  MML Blend Division                          MML Blend Fund
-------------------------------------------------------------------------------
  MML Managed Bond Division                   MML Managed Bond Fund
-------------------------------------------------------------------------------
  Oppenheimer Global Securities               Oppenheimer Global Securities
  Division                                    Fund
-------------------------------------------------------------------------------
  Oppenheimer Small Cap Growth                Oppenheimer Small Cap Growth
  Division                                    Fund
-------------------------------------------------------------------------------
  Oppenheimer Aggressive Growth               Oppenheimer Aggressive Growth
  Division                                    Fund
-------------------------------------------------------------------------------
  Oppenheimer Growth Division                 Oppenheimer Growth Fund
-------------------------------------------------------------------------------
  Oppenheimer Growth & Income                 Oppenheimer Growth & Income
  Division                                    Fund
-------------------------------------------------------------------------------
  Oppenheimer Multiple                        Oppenheimer Multiple
  Strategies Division                         Strategies Fund
-------------------------------------------------------------------------------
  Oppenheimer High Income                     Oppenheimer High Income Fund
  Division
-------------------------------------------------------------------------------
  Oppenheimer Strategic Bond                  Oppenheimer Strategic Bond
  Division                                    Fund
-------------------------------------------------------------------------------
  Oppenheimer Bond Division                   Oppenheimer Bond Fund
-------------------------------------------------------------------------------
  Oppenheimer Money Division                  Oppenheimer Money Fund
-------------------------------------------------------------------------------
  Oppenheimer Money Division                  Oppenheimer Money Fund
-------------------------------------------------------------------------------
  Panorama International Equity               Panorama International Equity
  Division                                    Portfolio
-------------------------------------------------------------------------------
  Panorama Growth Division                    Panorama Growth Portfolio
-------------------------------------------------------------------------------
  Panorama Total Return                       Panorama Total Return
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
  Division                                   Portfolio
-------------------------------------------------------------------------------
  MFS(R) New Discovery Division              MFS(R) New Discovery Series
-------------------------------------------------------------------------------
  MFS(R) Emerging Growth Division            MFS(R) Emerging Growth Series
-------------------------------------------------------------------------------
  MFS(R) Research Division                   MFS(R) Research Series
-------------------------------------------------------------------------------
  Goldman Sachs International                Goldman Sachs International
  Equity Division                            Equity Fund
-------------------------------------------------------------------------------
  Goldman Sachs Capital Growth               Goldman Sachs Capital Growth
  Division                                   Fund
-------------------------------------------------------------------------------
  Goldman Sachs Mid Cap Equity               Goldman Sachs Mid Cap Equity
  Division                                   Fund
-------------------------------------------------------------------------------
  Goldman Sachs CORE U.S.                    Goldman Sachs CORE U.S.
  Equity Division                            Equity Fund
-------------------------------------------------------------------------------
  Goldman Sachs Growth and                   Goldman Sachs Growth and
  Income Division                            Income Fund
-------------------------------------------------------------------------------
  T. Rowe Price New America                  T. Rowe Price New America
  Growth Division                            Growth Portfolio
-------------------------------------------------------------------------------
  T. Rowe Price Mid-Cap Growth               T. Rowe Price Mid-Cap Growth
  Division                                   Portfolio
-------------------------------------------------------------------------------
  T. Rowe Price Limited-Term                 T. Rowe Price Limited-Term
  Bond Division                              Bond Portfolio
-------------------------------------------------------------------------------
  Fidelity VIP Fund II                       Fidelity VIP Fund II
  Contrafund Division                        Contrafund Portfolio
-------------------------------------------------------------------------------

As custodian for the Separate Account, MassMutual holds the shares of the underlying Funds purchased by the Separate Account Divisions. The Separate Account purchases and redeems shares of the Funds at their net asset value. The net asset value is determined at the time of receipt of the purchase order or redemption request.

Some of the Funds available to You are similar to mutual funds offered in the retail marketplace. These Funds generally have the same investment objectives, policies and portfolio managers as the retail mutual funds and usually were formed after the retail mutual funds. While these Funds generally have identical investment objectives, policies and portfolio managers, they are separate and distinct from the retail mutual funds. In fact, performance of these Funds may be dramatically different from the performance of the retail mutual funds. This is due to differences in the funds' sizes, dates shares of stocks are purchased and sold, cash flows and expenses. You should remember that retail mutual fund performance is not the performance of the Funds that are available to You in this policy and is not an indication of future performance of such Funds.

There is no assurance that the Funds will achieve stated objectives. The Fund prospectuses contain more detailed information about the Funds. Current copies of the Fund prospectuses are attached to this prospectus. You should read the information contained in the Funds' prospectuses before making allocations to any Division of the Separate Account.

MML Series Investment Fund

The MML Series Investment Fund (the "MML Trust") is a no-load, open-end management investment company. The MML Small Cap Value Equity Fund, MML Equity Fund, MML Equity Index Fund, MML Blend Fund and MML Managed Bond Fund (collectively, the "MML Funds") are separate series of shares of the MML Trust.

MassMutual acts as investment manager to each of the MML Funds. David L. Babson and Company, Inc. ("Babson") serves as the investment sub-adviser to the MML Equity Fund, the MML Small Cap Value Equity Fund and the Equity Sector of the MML Blend Fund. Babson is a wholly-owned subsidiary of DLB Acquisition Corporation, a controlled subsidiary of MassMutual.

MassMutual has also entered into an agreement with Mellon Equity Associates ("Mellon Equity") to serve as the investment sub-adviser to the MML Equity Index Fund. MassMutual, Babson and Mellon Equity are registered as investment advisers under the Investment Advisers Act of 1940.

MassMutual is also the investment adviser to MassMutual Corporate Investors and MassMutual Participation Investors, closed-end investment companies, certain wholly-owned subsidiaries of MassMutual, and various employee benefit plans. MassMutual also serves as the investment adviser to MassMutual Corporate Value Partners, Limited; MassMutual High Yield Partners, II, LLC; and MassMutual Institutional Funds. MassMutual further serves as the collateral co-manager for MassMutual Carlson CBO, N.V.

Citibank N.A. acts as custodian for the MML Trust, other than the MML Equity Index Fund. Its home office is located at 111 Wall Street, New York, NY, 10005. Boston Safe Deposit and Trust Company serves as the custodian of the MML Equity Index Fund. It is an indirect subsidiary of Mellon Bank Corporation and is located at One Boston Place, Boston, Massachusetts 02108.

MML Small Cap Value Equity Fund
The investment objective of MML Small Cap Value Equity Fund is to achieve long-term growth of capital and income by investing primarily in a diversified portfolio of equity securities of smaller companies. The Fund invests primarily in common stocks, securities convertible into common stocks and other equity securities (such as warrants and stock rights) which are issued by companies with a market capitalization, at the time of purchase, of $750 million or less and which are listed on a national securities exchange or traded in the over-the-counter market.

MML Equity Fund
The primary investment objective of MML Equity Fund is to achieve a superior total rate of return over an extended period of time from both capital appreciation and current income. A secondary investment objective is the preservation of capital when business and economic conditions indicate that investing for defensive purposes is appropriate. The assets of this Fund are normally expected to be invested primarily in common stocks and other equity-type securities.

MML Equity Index Fund
The investment objective of the MML Equity Index Fund is to provide investment results that correspond to the price and yield performance of the publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. ("Standard & Poor's 500" and "S&P 500(R)" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use. The Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's or The McGraw-Hill Companies, Inc.)

MML Blend Fund
The investment objective of MML Blend Fund is to achieve as high a level of total rate of return over an extended period of time as is considered consistent with prudent investment risk and the preservation of capital. This Fund invests in a portfolio that may include common stocks and other equity-type securities, bonds and other debt securities with maturities generally exceeding one year, and money market instruments and other debt securities with maturities generally not exceeding one year.

MML Managed Bond Fund
The investment objective of MML Managed Bond Fund is to achieve as high a total rate of return on an annual basis as is considered consistent with the preservation of capital. The assets of this Fund will be invested primarily in investment grade, publicly traded, fixed income securities of such maturities as MassMutual deems appropriate from time to time in light of market conditions and prospects.

Oppenheimer Variable Account Funds

The Oppenheimer Variable Account Funds (the "Oppenheimer Funds") is an open-end, diversified, management investment company. Oppenheimer Funds acts as the investment vehicle for separate accounts for variable insurance policies offered by insurance companies. Oppenheimer Global Securities Fund, Oppenheimer Small Cap Growth Fund, Oppenheimer Aggressive Growth Fund, Oppenheimer Growth Fund, Oppenheimer Growth & Income Fund, Oppenheimer Multiple Strategies Fund, Oppenheimer High Income Fund, Oppenheimer Strategic Bond Fund, Oppenheimer Bond Fund and Oppenheimer Money Fund are part of the Oppenheimer Funds.

OppenheimerFunds, Inc. ("OFI") supervises the investment operations of the Oppenheimer Funds. OFI also determines the composition of each respective portfolio and advises and recommends investment policies and the purchase and sale of securities, pursuant to an investment advisory agreement with each Oppenheimer Fund.

OFI is located at Two World Trade Center, New York, NY 10048-0203 and has operated as an investment adviser since April 30, 1959. Oppenheimer Acquisition Corp., a holding company owned in part by senior management of OFI, and ultimately controlled by MassMutual, owns OFI. OFI is registered as an investment adviser under the Investment Advisers Act of 1940.

Bank of New York acts as custodian for the Oppenheimer Funds. Its home office is located at One Wall Street, New York, NY 10015.

Oppenheimer Global Securities Fund
The investment objective of Oppenheimer Global Securities Fund is to seek long-term capital appreciation through investing a substantial portion of its invested assets in securities of foreign issuers, growth-type companies, cyclical companies and special investment opportunities (anticipated acquisitions, mergers or other unusual developments) which are considered by OFI, in its capacity as investment manager of the Funds, to have appreciation possibilities but which may be considered to be speculative. The type of securities in which this Fund invests will be primarily common stocks, as well as securities having the investment characteristics of common stocks, such as convertible preferred stock, convertible bonds and American Depository Receipts. Current income is not an investment objective of Oppenheimer Global Securities Fund.

Oppenheimer Small Cap Growth Fund
The investment objective of Oppenheimer Small Cap Growth Fund is capital appreciation. Current income is not an objective. In seeking its objective, the Fund emphasizes investments in securities of "growth-type" companies with market capitalization less than $1 billion, including common stocks, preferred stocks, convertible securities, rights, warrants and options, in proportions which may vary from time to time.

Oppenheimer Aggressive Growth Fund
The investment objective of Oppenheimer Aggressive Growth Fund is capital appreciation. In seeking this objective the Fund will emphasize investments in securities of "growth-type" companies. Such companies are believed to have relatively favorable long-term prospects for an increased demand for the particular company's products or services.

Oppenheimer Growth Fund
The investment objective of Oppenheimer Growth Fund is to seek to achieve capital appreciation by investing in securities of well-known established companies (companies which have a history of earnings and dividends). Current income is a secondary consideration in the selection of the Growth Fund's portfolio securities.

Oppenheimer Growth & Income Fund
The investment objective of Oppenheimer Growth & Income Fund is to seek a high total return (which includes growth in the value of its shares as well as current income) from equity and debt securities. From time to time this Fund may focus on small to medium capitalization common stocks, bonds and convertible securities.

Oppenheimer Multiple Strategies Fund
The investment objective of Oppenheimer Multiple Strategies Fund is to seek a total investment return (which includes current income and capital appreciation in the value of its shares) from investments in common stocks and other equity securities, bonds and other debt securities, and "money market" securities.

Oppenheimer High Income Fund
The investment objective of Oppenheimer High Income Fund is to earn a high level of current income by investing primarily in a diversified portfolio of high yield, fixed-income securities, including long-term debt obligations and preferred stock issues believed by OFI, in its capacity as investment manager of the Fund, not to involve undue risk. This Fund's investment policy is to assume certain risks (described more fully in the attached prospectus for the Oppenheimer Funds) in seeking high yield, which is ordinarily associated with high risk securities, commonly known as "junk bonds," in the lower rating categories of the established securities ratings services, and unrated securities.

Oppenheimer Strategic Bond Fund
The investment objective of Oppenheimer Strategic Bond Fund is to seek a high level of current income principally derived from interest income from investments in U.S. government securities, lower rated high yield fixed-income securities, and foreign fixed-income securities and to seek to enhance such income by writing covered call options on debt securities.

Oppenheimer Bond Fund
The investment objective of Oppenheimer Bond Fund is to seek a high level of current income by investing primarily in debt securities. Secondarily, the Fund seeks capital growth when consistent with its primary objective.

Oppenheimer Money Fund
The investment objective of the Oppenheimer Money Fund is to maximize current income from investments in "money market" securities consistent with low capital risk and maintenance of liquidity.

Panorama Series Fund, Inc.

The Panorama Series Fund, Inc., ("Panorama Fund") is an open-end, diversified, management investment company. The Panorama Fund acts as the investment vehicle for separate accounts for variable insurance policies offered by insurance companies. The Panorama International Equity Portfolio, Panorama Growth Portfolio and Panorama Total Return Portfolio are series of the Panorama Fund.

OFI supervises the investment operations of the Panorama Fund. OFI also determines the composition of each Panorama Portfolio, and advises and recommends investment policies and purchase and sale of securities, under an investment advisory agreement with each Panorama Portfolio.

Babson-Stewart Ivory International, located in Cambridge, MA, is the sub-adviser to the Panorama International Equity Portfolio. Babson-Stewart Ivory International is a partnership formed in 1987 between Babson and Stewart Ivory & Company, Ltd.

Bank of New York acts as custodian for the Panorama Fund. Its home office is located at One Wall Street, New York, NY 10015.

Panorama International Equity Portfolio
The investment objective of the Panorama International Equity Portfolio is to achieve long-term growth of capital by investing primarily in equity securities (such as common stocks) of issuers trading for the most part in non-U.S. markets.

Panorama Growth Portfolio
The investment objective of Panorama Growth Portfolio is to achieve long-term growth of capital by investing primarily in common stocks with low price-earnings ratios and better than anticipated earnings. Realization of current income is a secondary consideration.

Panorama Total Return Portfolio
The investment objective of Panorama Total Return Portfolio is to maximize total investment return (including both capital appreciation and income) principally by allocating its assets among stocks, corporate bonds, U.S. Government securities and money market instruments according to changing market conditions.

Goldman Sachs Variable Insurance Trust

The Goldman Sachs Variable Insurance Trust ("Goldman Sachs VIT Trust") is an open-end, management investment company, organized in Delaware in September, 1997. The Goldman Sachs International Equity Fund, Goldman Sachs Capital Growth Fund, Goldman Sachs Mid Cap Equity Fund, Goldman Sachs CORE U.S. Equity Fund and Goldman Sachs Growth and Income Fund are each a separate series of shares of the Goldman Sachs VIT Trust.

Goldman Sachs Asset Management ("GSAM") is a separate operating division of Goldman Sachs & Co. It serves as investment adviser to the Goldman Sachs Growth and Income, Goldman Sachs CORE U.S. Equity, Goldman Sachs Capital Growth and Goldman Sachs Mid Cap Equity Funds. GSAM is located at One New York Plaza, New York, NY 10004.

Goldman Sachs Asset Management International ("GSAMI") is an affiliate of Goldman Sachs & Co. GSAMI serves as investment adviser to the Goldman Sachs International Equity Fund. GSAMI is located at 133 Peterborough Court, London, England, EC4A 2BB.

The custodian for each fund of the Goldman Sachs VIT Trust is State Street Bank and Trust Company. It is located at 1776 Heritage Drive, North Quincy, MA 02110.

Goldman Sachs International Equity Fund
Goldman Sachs International Equity Fund seeks long-term capital appreciation through investments in equity securities of companies that are organized outside of the United States or whose securities are principally traded outside of the United States.

Goldman Sachs Capital Growth Fund
Goldman Sachs Capital Growth Fund seeks long-term growth of capital through diversified investments in equity securities of companies that are considered to have long-term capital appreciation potential.

Goldman Sachs Mid Cap Equity Fund
Goldman Sachs Mid Cap Equity Fund seeks long-term capital appreciation primarily through investments in equity securities of companies with public stock market capitalizations within the range of market capitalization of companies constituting the Russell Midcap Index at the time of investment, currently between $400 million and $16 billion.

Goldman Sachs CORE U.S. Equity Fund
Goldman Sachs CORE U.S. Equity Fund seeks long-term growth of capital and dividend income through a broadly diversified portfolio of large cap and blue chip equity securities representing all major sectors of the U.S. economy.

Goldman Sachs Growth and Income Fund
Goldman Sachs Growth and Income Fund seeks long-term growth of capital and growth of income through investments in equity securities that are considered to have favorable prospects for capital appreciation and/or dividend paying ability.

MFS(R) Variable Insurance Trust/SM/

The MFS(R) Variable Insurance Trust/SM/("MFS Trust") is an open-end management investment company, organized as a Massachusetts business trust in 1994.

The MFS(R) New Discovery Series, MFS(R) Emerging Growth Series and MFS(R) Research Series (collectively referred to as "MFS Series") are each a separate series of shares of the MFS Trust.

Massachusetts Financial Services Company ("MFS Co.") advises the MFS Series. MFS Co. is a Delaware corporation and is located at 500 Bolyston Street, Boston, MA 02116.

State Street Bank and Trust Company is the custodian of the MFS Series. It is located at 225 Franklin Street, Boston, MA 02110.

MFS(R) New Discovery Series
The investment objective of the MFS(R) New Discovery Series is to seek capital appreciation. This objective is met by investing, under normal market conditions, at least 65% of its total assets in companies that are believed to offer superior prospects for growth. Such securities may either be listed on the securities exchanges or traded in the over-the-counter markets and may be U.S. or foreign companies.

MFS(R) Emerging Growth Series
The investment objective of the MFS(R) Emerging Growth Series is to provide long-term growth of capital through investing primarily in common stocks of companies which are early in their life cycle, but which have the potential to become major enterprises (emerging growth companies).

MFS(R) Research Series
The investment objective for the MFS(R) Research Series is to provide long-term growth of capital and future income. In seeking this objective, the Fund invests a substantial portion of its assets in equity securities of companies believed to possess better than average prospects for long-term growth. A smaller proportion of the Fund's assets may be invested in bonds, short-term obligations, preferred stocks or common stocks whose principal characteristic is income production rather than growth.

T. Rowe Price Equity Series, Inc.

T. Rowe Price Equity Series, Inc. is a diversified, open-end investment company incorporated in Maryland in 1994. The T. Rowe Price Mid-Cap Growth Portfolio and
T. Rowe Price New America Growth Portfolio are each a separate series of shares of T. Rowe Price Equity Series, Inc.

T. Rowe Price Associates, Inc. ("T. Rowe Price") was founded in 1937 and is the investment adviser to each of the Portfolios. Its business address is 100 East Pratt Street, Baltimore, MD 21202.

State Street Bank and Trust Company and The Chase Manhattan Bank, N.A., London are the custodians for the T. Rowe Price Mid-Cap Growth Portfolio and T. Rowe Price New America Growth Portfolio. The custodians' main offices are located at 225 Franklin Street, Boston, MA 02110 and Woolgate House, Coleman Street, London, EC2P 2HD, England, respectively.

T. Rowe Price Mid-Cap Growth Portfolio
The investment objective of T. Rowe Price Mid-Cap Growth Portfolio is to provide long-term capital appreciation by investing primarily in common stocks of medium sized (mid-cap) growth companies. The Portfolio focuses on companies with superior earnings growth potential that are no longer considered new or emerging but may still be in the dynamic phase of their life cycles.

T. Rowe Price New America Growth Portfolio
The investment objective of T. Rowe Price New America Growth Portfolio is to provide long-term capital growth. This objective is met by investing in the stocks of service companies, regardless of size, which are expected to show superior earnings growth and are above-average performers in their fields. The Portfolio may also invest up to 25% of total assets in nonservice-related growth companies.

T. Rowe Price Fixed Income Series, Inc.

T. Rowe Price Fixed Income Series, Inc. is a diversified, open-end investment company and incorporated in Maryland in 1994. The T. Rowe Price Limited-Term Bond Portfolio is one of the series of shares of T. Rowe Price Fixed Income Series, Inc. T. Rowe Price advises the T. Rowe Price Limited-Term Bond Portfolio. State Street Bank and Trust Company and The Chase Manhattan Bank, N.A., London are the custodians for the T. Rowe Price Limited-Term Bond Portfolio.

T. Rowe Price Limited-Term Bond Portfolio
The investment objective of T. Rowe Price Limited-Term Bond Portfolio is a high level of income consistent with moderate fluctuation in principal value. The Portfolio invests primarily in investment-grade, corporate bonds with average effective maturity ranging between one and five years. Up to 10% of the Portfolio's assets can be invested in below investment grade securities, commonly referred to a "junk bonds," including those with the lowest ratings, in an effort to enhance yield.

Fidelity Investments Variable Insurance Products Fund II

Fidelity Investments Variable Insurance Products Fund II ("Fidelity VIP Fund II") is an open-end management investment company, organized as a Massachusetts business trust in 1988. The Fidelity VIP Fund II Contrafund Portfolio is a diversified fund of Fidelity VIP Fund II.

Fidelity Management & Research Company ("FMR") is the investment adviser to the Fidelity VIP Fund II Contrafund Portfolio. FMR is the management arm of Fidelity Investments. Fidelity Investment has its principal business address at 82 Devonshire Street, Boston, MA.

Fidelity Management & Research (U.K.) Inc. in London, England, and Fidelity Management & Research (Far East) Inc., in Tokyo, Japan, assist FMR with foreign investments. They each serve as sub-advisers for the Fidelity VIP Fund II Contrafund Portfolio. The custodian for the VIP Fund II Contrafund Portfolio is Brown Brothers Harriman & Co., located at 40 Water Street, Boston, MA.

Fidelity VIP Fund II Contrafund Portfolio
Fidelity VIP Fund II Contrafund Portfolio seeks long-term capital appreciation by investing in the securities of companies whose value is not fully recognized by the public.

Fund Monitoring.
The MML Trust, Oppenheimer Funds, Panorama Fund, Goldman Sachs VIT Trust, MFS Trust, T. Rowe Price Equity Series, Inc., T. Rowe Price Fixed Income Series, Inc. and Fidelity VIP Fund II were established to provide investment vehicles for variable life insurance contracts and variable annuities contracts. Shares of the MML Trust and Panorama Fund are not offered to the general public. They are offered solely to MassMutual separate investment accounts and other life insurance company separate accounts of MassMutual subsidiaries. Shares of the Oppenheimer Funds, Goldman Sachs VIT Trust, MFS Trust, T. Rowe Price Equity Series, Inc., T. Rowe Price Fixed Income Series, Inc. and Fidelity VIP Fund II are also not offered to the general public. They are offered to insurance company separate accounts affiliated and unaffiliated with MassMutual which fund variable annuity, variable life insurance contracts and qualified plans.

Shares of the Funds may be sold to and held by separate accounts which fund variable annuity and variable life insurance contracts. As a result, certain conflicts of interests between variable annuity owners, variable life insurance policyowners and program investors may occur. Each Board of Trustees/Directors will monitor their respective Fund(s) for any material irreconcilable conflict of interest. Each will determine the appropriate action, if any, which should be taken if a material irreconcilable conflict arises between the holders of variable annuity contracts and variable life policies.

The Guaranteed Principal Account (GPA).

In addition to the Separate Account, You may allocate net premium or transfer account value to the GPA. Amounts You allocate or transfer to the GPA become part of MassMutual's general account assets. You do not share in the investment experience of those assets. Rather, We guarantee a 3% rate of return on Your allocated amount. For amounts transferred to the GPA due to a policy loan, the guaranteed rate is the greater of: (a) 3%; and (b) the policy loan rate less 3%.

We are not obligated to credit interest at a rate higher than this minimum. We may, however, declare in advance a higher rate applicable for such periods.

Because of exemptive and exclusionary provisions, MassMutual has not registered interests in Our general account under the Securities Act of 1933. We also have not registered the general account as an investment company under the Investment Company Act of 1940, as amended. Therefore, neither the general account nor any interests therein are subject to these Acts, and the Securities and Exchange Commission has not reviewed the general account disclosures. These disclosures may, however, be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Part II - Additional Provisions of the Policy.

Paid-up Policy Date.
The paid-up policy date is the policy anniversary nearest the insured's 100th birthday. On this date, Your selected face amount automatically changes to equal the account value multiplied by a factor guaranteed to be no less than 1. As of this date and thereafter, the death benefit option will be death benefit option 1, the charge for cost of insurance will be $0 and We will no longer accept premium payments. We will continue to deduct any other account value charges. The policy does not lapse after the paid-up policy date. Your payment of planned annual premiums does not guarantee that the policy will continue in force to the paid-up policy date.

Reinstatement.

For a period of five (5) years after termination, You can request that We reinstate the policy during the insured's lifetime. We will not reinstate the policy if it has been surrendered for its cash surrender value. A termination and/or reinstatement may cause the policy to become a modified endowment contract.

Before We reinstate the policy, We must receive the following:

     . A premium payment that will produce an account value equal to 3 times the total account value charges for the policy on the monthly calculation date on or next following the date of reinstatement;

     .    Evidence of insurability satisfactory to us; and

     . Where necessary, a signed acknowledgement that the policy has become a modified endowment contract.

If We do reinstate the policy, Your policy's selected face amount for the reinstated policy will be the same as if the policy had not terminated. The safety test will not apply to policies that We reinstate.

Payment Options.

Upon full surrender or the insured's death, We will pay the entire cash surrender value or all or part of the death benefit in cash or as a series of level payments under a payment option. Your payments will no longer be affected by the investment experience of the Separate Account Divisions or the GPA.

To receive payments under any of the following options, the proceeds must be at least $2,000. If the payments under any option are less than $20 each, We reserve the right to make payments at less frequent intervals. Your payment option choices are:

A.   Fixed Amount Payment Option. We make a monthly payment for an agreed fixed
     ---------------------------
     amount. The amount of each payment may not be less than $10 for each $1,000 applied. We credit interest of at least 3% per year each month on the unpaid balance and add the interest to this balance. Payments continue until the amount We hold runs out.

B.   Fixed Time Payment Option. We make equal monthly payments for any period
     -------------------------
     selected, up to 30 years. The amount of each payment depends on:

       .  the total amount applied;

       .  the period selected;

       .  and the interest rate We credit to the unpaid balance.

C.   Lifetime Payment Option. We make equal monthly payments on the life of a
     -----------------------
     named person. Three variations are available:

       .  Payments for life only;

       . Payments guaranteed for five, ten or twenty years or the death of the named person, whichever is later; or

       . Payments guaranteed for the amount applied or the death of the named person, whichever is later.

D.   Interest Payment Option. We hold amounts applied under this option. We will
     -----------------------
     pay interest monthly of at least 3% per year on the unpaid balance.

E.   Joint Lifetime Payment Option. We make equal monthly payments based on the
     -----------------------------
     lives of two named persons. While both named persons are living, we make one payment per month. When one of the named persons dies, the same payment continues for the lifetime of the other named person. We offer two variations:

       . Payments guaranteed for 10 years or when both named persons die, whichever is later; and

       . Payments for two lives only. We do not guarantee a specific number of payments. We stop payments when both named persons die.

F.   Joint Lifetime Payment Option with Reduced Payments. We make monthly
     ---------------------------------------------------
     payments based on the lives of two named persons. While both named persons are living, we make one payment each month. When one dies, we reduce payments by one-third and continue for the lifetime of the other named person. We stop payments when both named persons die.

Withdrawal Rights under Payment Options.
If provided in the payment option election, You may withdraw all or part of the unpaid balance or apply it under any other option.

Beneficiary.

A beneficiary is any person You name on Our records to receive insurance proceeds after the insured dies. You name the beneficiary in the policy application. There may be different classes of beneficiaries, such as primary and secondary. These classes set the order of payment. There may be more than one beneficiary in a class.

You may name any beneficiary as an irrevocable beneficiary. We need the consent of an irrevocable beneficiary if You wish to change that beneficiary. We also need the consent of any irrevocable beneficiary if You wish to exercise any policy right except the right to:

     .    Exercise divident rights.

     .    Reinstate the policy after termination.

If no beneficiary is living when the insured dies, we will pay the death benefit to the policyowner unless instructed otherwise. If the policyowner is deceased, then We will pay the death benefit to the policyowner's estate.

Changing the Policyowner or Beneficiary.

You may change the policyowner or any beneficiary during the insured's lifetime by writing to Our Home Office. Different rules apply if You named an irrevocable beneficiary.

Right to Substitute Insured.

You may transfer the policy to the life of a substitute insured subject to certain restrictions. You must request this transfer in writing. The substitution of an insured may affect the policy's selected face amount and account value. Future charges against the policy will be based on the life of the substitute insured.

The costs to transfer are:

      .   an administrative fee of $75, plus

      .   any premium necessary to effect the transfer, plus

      .   any excess policy debt You have not repaid prior to transfer.

Excess policy debt is the amount by which policy debt exceeds the maximum loan available after transfer. You must pay any such excess on or before the transfer date.

The incontestability and suicide exclusion periods, as they apply to the substitute insured, run from the transfer date. Any assignments will continue to apply.

The Internal Revenue Service has ruled that a substitution of insureds is an exchange of contracts which does not qualify for the tax deferral available under Code Section 1035. Therefore, You must include in current gross income all the previously unrecognized gain in the policy upon a substitution of insureds.

Assignment.

You may assign Your policy as collateral for a loan or other obligation, subject to any outstanding policy debt. For any assignment to be binding on us, We must receive a signed assignment in proper form at Our Home Office. We are not responsible for the validity of any assignment.

Dividends.

Each year We determine the money available to pay dividends. We then determine if We will pay any dividend under the policy. We will pay any dividend on Your policy anniversary. If the insured dies after the first policy year, We will include as part of the death benefit a pro rata share of any allocated dividend for the year death occurs. We do not expect to pay any dividends under the policies.

Limits on Our Right to Challenge the Policy.

We reserve the right to contest the validity of a policy within two years from its issue date, reinstatement or an increase in the selected face amount. After that two-year period, We cannot contest its validity, except for failure to pay premiums.

Misstatement of Age or Gender.

We will make an adjustment if the insured's date of birth or gender in the application is not correct. If the adjustment is made when the insured dies, We will adjust the death benefit by the most recent cost of insurance charge according to the correct age and gender. If We make the adjustment before the insured dies, We will base future monthly deductions on the correct age and gender.

Suicide Exclusion.

If the insured commits suicide whether sane or insane within two years from the issue date, We will pay a limited death benefit in one sum to the beneficiary. The limited death benefit is the amount of premiums paid for the policy, less any policy debt or amounts withdrawn.

If the insured commits suicide whether sane or insane within two years from an increase in the selected face amount and while the policy is in force, We will pay a limited benefit to the beneficiary. The limited death benefit is the cost of insurance charges associated with the selected face amount increase.

If the insured commits suicide whether sane or insane within two years after the policy is reinstated and while the policy is in force, We will pay a limited death benefit to the beneficiary. The limited death benefit is the amount of premium You paid to reinstate the policy and any premiums You paid thereafter, less any policy debt or amounts You withdrew.

When We Pay Proceeds.

If the policy has not terminated, We will normally pay the cash surrender value, loan proceeds or the death benefit within 7 days after We receive all required documents in proper form at Our Home Office. We can delay payment of the cash surrender value, any withdrawal from the Separate Account, Separate Account loan proceeds or the death benefit during any period that:

     . It is not reasonably practicable for Us to determine the amount because the New York Stock Exchange is closed, except for normal weekend or holiday closings, or trading is restricted; or

     . The Securities and Exchange Commission determines that an emergency exists; or

     . The Securities and Exchange Commission permits Us to delay payment for the protection of our policyowners.

We may delay payment of any cash surrender value or loan proceeds from the GPA for up to 6 months from the date that We receive the request at Our Home Office.

We can delay payment of the entire death benefit if payment is contested. We investigate all death claims arising within the two-year contestable period. When the investigation is complete, We generally determine within five days whether the claim should be paid and make payments promptly. If We delay payment for 10 working days or more from the effective date of surrender or withdrawal, We will add interest at the same rate as is paid under the interest payment option at that time.

Free Look Provision.

You may cancel Your policy within 10 days after You receive it. You must mail or deliver the policy either:

          .   to Our Home Office; or

          .   to the agent who sold You the policy; or

          .   to one of Our agency offices.

If You cancel the policy, We will pay a refund to You. The refund equals:

     (a)  any premium paid for the policy; plus

     (b)  interest credited to the policy under the GPA; plus or minus

     (c) an amount that reflects the investment experience of the Separate Account Divisions to the date We receive Your returned policy; minus

     (d)  any amounts You borrowed or withdrew.

During the free look period, We will apply premium payments to the Oppenheimer Money Division.

Additional Benefits By Rider.

At Your request, the policy can include additional benefits. We approve these benefits based on Our standards and limits for issuing insurance and classifying risks. Any additional benefit We provide by rider is subject to the terms of both the rider and the policy. We deduct the cost of any rider from Your account value. Subject to state availability, the following riders are available.

Supplemental Monthly Term Insurance Rider.
The Supplemental Monthly Term Insurance Rider ("Term Rider") provides You with the option to purchase monthly term insurance on the life of the insured. The Term Rider selected face amount supplements the selected face amount of Your policy. You can only elect the Term Rider in the policy's application. The safety test will not apply to the Term Rider.

If You elect the Term Rider, Your policy's selected face amount, plus the Term Rider's selected face amount must equal at least $50,000. However, Your policy's selected face amount must be at least $5,000.

If You elect the Term Rider, the policy may have a lower annual cutoff policy premium. As a result, You may pay a lower overall sales load when compared to a policy with the same total selected face amount but without the Term Rider.

You may increase the Term Rider selected face amount upon satisfactory written notice to Us. We will require satisfactory evidence of insurability for Your requested increase. You may also decrease the Term Rider selected face amount upon written notice in a form satisfactory to Us.

If You request an increase or decrease or policy withdrawal, You must specify whether we should apply any resulting increase or decrease to the policy's selected face amount or the Term Rider selected face amount. If you do not specify, We will apply any resulting increase or decrease in proportion to the policy's selected face amount and the Term Rider selected face amount.

The Term Rider will terminate:

     1. If We receive satisfactory written notice to cancel from You. Such cancellation will apply to all monthly calculation dates beginning on or after the date We receive the cancellation notice; or

     2. If Your account value is insufficient to cover Your account value charges, regardless of whether Your policy meets the safety test; or

     3. Thirty days after an unpaid premium when there is insufficient value to cover the Term Rider's monthly charges; or

     4. Upon the later of (a) Your policy anniversary nearest the insured's 70th birthday, or (b) upon the tenth policy anniversary; or

     5.   Upon termination of Your policy for any reason.

If termination occurs for the reason stated in No. 4, the policy's selected face amount automatically increases by the amount of the Term Rider's selected face amount. If the Term Rider terminates for any reason, it can never be reinstated.

Waiver of Monthly Charges Rider.

This rider allows Us to waive the account value charges of Your policy for at least two years if:

     . the insured becomes totally disabled before the policy anniversary nearest the insured's 65th birthday; and

     .    such total disability continues for 6 months.

The Waiver of Monthly Charges Rider will terminate when any of the following occurs:

  .       The insured is no longer disabled; or

  .       You do not give us the required satisfactory proof of continued total disability; or

  .       The insured fails or refuses to have a required examination; or

  .       The day before the policy anniversary after the insured's 65th birthday, or, if later, the date two years from the date the total disability began.

Part III - Other Important Information.

Federal Income Tax Considerations.

The following discussion presents a general description of the federal income tax consequences of the policy, in accordance with Our understanding of current federal income tax laws. It is not an exhaustive study of all tax issues that might arise under the policy. This discussion is not intended as tax advice. We make no representation as to the likelihood of continuation of current federal income tax laws and Treasury Regulations or of the current interpretations of the Internal Revenue Service. We reserve the right to make changes in the policy to ensure it qualifies as life insurance for tax purposes. We do not address state or other applicable tax laws in this discussion. We make no guarantee regarding the future tax treatment of any policy.

For complete consideration of federal and state tax consequences, You should consult a qualified tax adviser prior to purchasing the policy.

Under current state laws, We may incur state and local taxes (in addition to premium taxes). At present, these taxes are not significant. If there is a material change in state or local tax laws, We reserve the right to charge the Separate Account for such taxes if attributable to the Separate Account.

Policy Proceeds, Premiums and Loans.
We believe the policy meets the statutory definition of life insurance under Internal Revenue Code ("Code") Section 7702 and thus receives the same tax treatment as that given to fixed benefit life insurance. As a result, the policy's death benefit is generally excludable from the gross income of the beneficiary under Section 101(a)(1) of the Code. An exception to this general rule is where a policy has been transferred for value. In that case, only the portion of the death benefit equal to premiums paid for the policy may be excluded from gross income.

Upon Your full surrender of a policy for its cash surrender value, You may recognize ordinary income for federal tax purposes. Ordinary income is the amount by which:

      .   account value, including

      .   outstanding policy debt (which may include unpaid interest), exceeds

      .   premiums paid but not previously recovered.

Decreases in selected face amount and withdrawals may be taxable depending on the circumstances. Code Section 7702(f)(7) states that if a reduction of future benefits occurs during the first 15 years after a policy is issued and if there is a cash distribution associated with that reduction, You may be taxed on all or part of the amount distributed. After 15 years, such cash distributions are not subject to federal income tax, except to the extent they exceed the total amount of premiums paid but not previously recovered. Generally, if a taxable event does not otherwise exist, a withdrawal is taxable only if it exceeds Your yet unrecovered premium contributions. We suggest that You consult Your tax adviser prior to decreasing Your selected face amount or taking a withdrawal.

If You change the policyowner or the insured or exchange or assign Your policy, tax consequences may occur. We also believe that under current law any policy loan will be treated as policy debt. Therefore, no part of any loan under a policy will constitute income to You. Under the "personal" interest limitation provisions of the Code, interest on policy loans used for personal purposes, which otherwise meet the requirements of Code Section 264, will no longer be tax deductible. Other rules may apply to allow all or part of the interest expense as a deduction if the loan proceeds are used for "trade or business" or "investment" purposes. We suggest You consult Your tax adviser for further guidance on the deductibility for tax purposes of the interest on policy loans.

If a business or corporation owns the policy, the Code may impose additional restrictions. The interest deduction available for loans against a business-owned policy is limited. For those corporations subject to the alternative minimum tax, there may be an indirect tax upon the inside build-up of gain. The corporate alternative minimum tax could also apply to a portion of the amount by which death benefits received exceed the policy's cash value at date of death.

Federal, state and local estate, inheritance, and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policyowner or beneficiary.

For complete information on the impact of changes to Your policy and federal and state tax considerations, You should consult a qualified tax adviser.

Modified Endowment Contracts.
If Your policy becomes a modified endowment contract, loans, collateral assignments, and other amounts distributed are taxable to the extent of any accumulated income in the policy. In general, the amount subject to tax is the excess of the account value (both loaned and unloaned) over the previously unrecovered premiums paid. Any death benefits We pay under a modified endowment contract, however, are not taxed any differently from death benefits payable under other life insurance contracts.

A policy is a modified endowment contract if it satisfies the definition of life insurance in the Code, but fails the additional "7-pay test." A policy fails this test if the accumulated amount paid under the policy at any time during the first seven policy years exceeds the total premiums that would have been payable under a policy providing for guaranteed benefits upon the payment of seven level annual premiums. Regardless, a policy which would otherwise satisfy the 7-pay test will still be taxed as a modified endowment contract if it is received in exchange for a modified endowment contract.

Certain changes will require Us to re-test a policy to determine whether it has become a modified endowment contract. For example, a reduction in death benefits during the first seven contract years will cause Us to re-test the policy as if it had originally been issued with the reduced death benefit. If the premiums actually paid into a policy exceed the limits under the 7-pay test for a policy with the reduced death benefit, the policy will become a modified endowment contract. This change is effective retroactively to the contract year in which the actual premiums paid exceed the new 7-pay limits.

In addition, a "material change" occurring at any time while the policy is in force will require Us to re-test the policy to determine whether it continues to meet the 7-pay test. A material change starts a new 7-pay test period. The term "material change" includes many increases in death benefits.

Since the policy provides for flexible premium payments, We will carefully monitor the policy to determine whether increases in death benefits or additional premium payments cause either the start of a new 7-pay test period or the taxation of distributions and loans. All additional premium payments will be considered.

If any amount is taxable as a distribution of income under a modified endowment contract, it will also be subject to a 10% penalty tax. Limited exceptions from the additional penalty tax are available for individual policyowners. These exceptions include:

     .    distributions made on or after the date the taxpayer attains age
          59 1/2; or

     .    distributions attributable to the taxpayer's becoming disabled; or

     . distributions that are part of a series of substantially equal periodic payments (made not less frequently than annually) made for the life or life expectancy of the taxpayer.

Once a policy fails the 7-pay test, loans, collateral assignments, and distributions occurring in the year of failure and thereafter become subject to the rules for modified endowment contracts. In addition, any distribution or loan made within two years prior to failing the 7-pay test is considered to have been made in anticipation of the failure and may result in tax consequences.

For purposes of determining the amount of income received from a modified endowment contract, the law requires the aggregation of all modified endowment contracts issued to the same policyowner by an insurer and its affiliates within the same calendar year. Therefore, loans and distributions from any one such policy are taxable to the extent of the income accumulated in all the contracts required to be aggregated.

You should consult a qualified tax adviser for complete information on modified endowment contract status, especially in the case of a corporate-owned policy.

Diversification Standards.
To comply with final regulations under Code Section 817(h) ("Final Regulations"), each Fund is required to diversify its investments. All securities of the same issuer are treated as a single investment. Each government agency or instrumentality, however, is treated as a separate issuer.

We intend to comply with the Final Regulations to ensure the policy continues to qualify as life insurance for federal income tax purposes. If future regulations are issued regarding whether a policyowner may direct investments to a particular division of a separate account, We reserve the right to modify the policy as necessary to prevent the policyowner from being considered the owner of the assets of the Separate Account.

Your Voting Rights.

As long as the Separate Account continues to operate as a unit investment trust under the Investment Company Act of 1940, as amended, You have voting rights. You are entitled to instruct Us how to vote the Funds' shares held in the Separate Account that are attributable to Your policy at shareholder meetings. We determine who has voting rights as of the record date for the meeting.

We determine the number of Fund shares held in the Separate Account attributable to Your policy by dividing Your account value in each Division, if any, by $100. We count fractional votes.

In order to exercise Your voting rights, We will send

You proxy material and an instruction form. If We have not received effective voting instructions, We will vote Fund shares held by the Separate Account in the same proportion as the shares for which We received instructions, if required by law. Otherwise, We reserve the right to vote such shares at Our own discretion.

Our Rights.

We reserve the right to take certain actions in connection with Our operations and the operations of the Separate Account. We will act in accordance with applicable laws. If required by law or regulation, We will seek Your approval.

Specifically, We reserve the right to:

     .    Create new segments of the Separate Account;

     .    Create new Separate Accounts;

     .    Combine any two or more Separate Accounts;

     . Make available additional Separate Account Divisions investing in additional investment companies;

     .    Eliminate one or more Separate Account Divisions;

     . Substitute or merge two or more Separate Account Divisions or Separate Accounts;

     . Invest the assets of the Separate Account in securities other than shares of the Funds as a substitute for such shares already purchased or as the securities to be purchased in the future;

     . Operate the Separate Account as a management investment company under the Investment Company Act of 1940, as amended, or in any other form permitted by law;

     . De-register the Separate Account under the Investment Company Act of 1940, as amended, if registration is no longer required; and

     .    Change the name of the Separate Account.

We reserve all rights to the name MassMutual and Massachusetts Mutual Life Insurance Company or any part of it. We may allow the Separate Account and other entities to use Our name or part of it, but We may also withdraw this right.

Records And Reports.

We maintain all Separate Account and GPA records and accounts. Each year within 30 days after Your policy anniversary, We will mail to You a report showing:

     .    Your account value at the beginning of the previous policy year;

     .    all premiums paid during the previous policy year;

     . all additions to and deductions from Your account value during the policy year; and

     . the account value, death benefit, cash surrender value and policy debt as of Your last policy anniversary.

We will include any additional information required by any applicable law or regulation in this report.

Sales And Other Agreements.

MML Distributors, LLC ("MML Distributors") a wholly-owned subsidiary of MassMutual, is the principal underwriter of the policy. MML Investors Services, Inc. ("MMLISI"), a wholly-owned subsidiary of MassMutual, serves as the co-underwriter of the policies. Both MML Distributors and MMLISI are located at 1414 Main Street, Springfield, MA 01144-1013. Each underwriter is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934. Each is also a member of the National Association of Securities Dealers, Inc. ("NASD").

MML Distributors may enter into selling agreements with other registered SEC broker-dealers who are also members of the NASD. These are selling brokers.

We also sell the policies through state insurance licensed agents. These agents are also registered representatives of selling brokers or of MMLISI.

When We receive a completed application, the selling broker or co-underwriter performs suitability review. In some cases, We perform insurance underwriting. If We accept the application, we determine the insured's risk classification. If We do not accept the application, We will refund any premium paid.

Both MML Distributors and MMLISI receive compensation for their activities as underwriters of the policies. We pay commissions through MMLISI and MML Distributors to agents and selling brokers.

MML Distributors does business under different variations of its name; including the name MML Distributors, L.L.C. in the states of Illinois, Michigan, Oklahoma, South Dakota and Washington; and the name MML Distributors, Limited Liability Company in the states of Maine, Ohio and West Virginia.

Commissions.

We pay agents or selling brokers commissions as a percentage of premiums paid under the policies. The commission percentage is based on the annual cutoff policy premium. The maximum commission percentage We will pay under the policies is 13% of premiums.

Agents or selling brokers may also receive asset-based compensation. The maximum asset based compensation is 0.2% of the account value of the Separate Account Divisions.

Agents may receive commissions at lower rates on policies sold to replace existing insurance issued by MassMutual or any of its subsidiaries.

Bonding Arrangement.

We maintain an insurance company blanket bond which provides $50,000,000 coverage for MassMutual officers and employees and general agents and agents. The blanket bond is subject to a $350,000 deductible.

Legal Proceedings.

We are currently not involved in any material legal proceedings that adversely impact the policy.

Experts.

We have included the financial statements of MassMutual in this prospectus in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

PricewaterhouseCoopers LLP's report on the statutory financial statements of MassMutual includes explanatory paragraphs relating to the use of statutory accounting practices rather than generally accepted accounting principles.

John M. Valencia, Assistant Vice President for MassMutual, has examined the illustrations in Appendix C of this prospectus. We filed his opinion on the illustrations as an exhibit to the registration statement filed with the SEC.

Financial Statements.

You should consider the financial statements of MassMutual included in Appendix E of this prospectus only as bearing upon the ability of MassMutual to meet its obligations under the policy.

Appendix A - Glossary

Case:
A group of policies sold to individuals with a common employment or other non-insurance motivated relationship.

Insured:
Person whose life the policy insures.

Issue Date:
The date the policy is in force. It is also the start date of the suicide exclusion and contestability periods.

Monthly Calculation Date:
The date MassMutual deducts account value charges. The first monthly calculation date is the policy date. Subsequent monthly calculation dates are on the same date of each calendar month thereafter.

Net Premium:
Premium paid less sales load, premium tax charges and federal deferred acquisition cost tax charges.

Policy Anniversary:
The anniversary of the policy date.

Policy Date:
The date used as the starting point for determining policy anniversary dates, policy years and monthly calculation dates.

Policy Year:
The twelve month period beginning with the policy date, and each successive twelve month period thereafter.

Policyowner:
The corporation, partnership, trust, individual, or other entity who owns the policy, as shown on Our records.

Valuation Date:
A date on which the price of the Funds is determined. Generally, this will be any date on which the New York Stock Exchange is open for trading.

Valuation Period:
The period from the end of one valuation date to the end of the next valuation date.

Valuation Time:
The time the New York Stock Exchange closes on a valuation date (currently 4:00 p.m. New York time). All required actions will be performed as of the valuation time.

Appendix B - Rates of Return


Table 1 shows the Effective Annual Rates of Return of the Funds based on the actual investment performance of the Funds, after deductions of investment management fees and other operating expenses. This Table is based on December 31, 1997 figures. The Effective Annual Rates of Return do not reflect the deduction of mortality and expense risk charges, premium deductions, administrative charge, cost of insurance charges or face amount charges.

Table 2 shows the Effective Annual Rates of Return of the Separate Account Divisions. These returns are based on the actual underlying Fund performance and the deduction of the current mortality and expense risk charge of 0.60%. The Effective Annual Rates of Return do not reflect premium deductions, administrative charge, cost of insurance charges or face amount charges. This table is based on December 31, 1997 figures. It assumes the Separate Account Divisions have been in operation for the same periods as the underlying Funds in which they invest. Also, it reflects the total of the income generated by the Funds' net of investment management fees and other operating expenses, plus realized or unrealized capital gains and losses.

Table 3 shows the One Year Total Returns of the Funds based on actual investment performance. It reflects the deduction of investment management fees and other operating expenses. This table is based on December 31, 1997 annualized figures. These rates of return do not reflect the deduction of mortality and expense risk charges, premium deductions, administrative charge, cost of insurance charges or face amount charges.

Since Tables 1, 2 and 3 do not reflect deductions from premiums or administrative, cost of insurance, and face amount charges, the rates do not illustrate how actual investment performance will affect the benefits under the policy. If these charges were included, the returns would be lower.

The rates of return shown do not indicate future performance. You may consider these rates of returns when assessing Funds' investment advisers and sub-advisers competence and performance.

                                     TABLE 1
                        EFFECTIVE ANNUAL RATES OF RETURN/1/
                             AS OF DECEMBER 31, 1997

----------------------------------------------------------------------------------------------------------------------------------
                                          1            3            5            10           15            20          Since
       Fund (Inception Date)            Year         Years        Years         Years        Years        Years       Inception
----------------------------------------------------------------------------------------------------------------------------------
MML Equity (9/15/71)/2/                28.59%       26.57%        18.25%       16.44%       16.19%       16.20%        14.78%
MML Equity Index (5/1/97)/3/            ----         ----          ----         ----         ----          ----        21.93%
MML Blend (2/3/84)                     20.89%       19.29%        13.81%       13.68%        ----          ----        13.67%
MML Managed Bond (12/16/81)             9.91%       10.58%         7.79%        9.08%        9.73%         ----        10.37%
Oppenheimer Global Securities
(11/12/90)                             22.42%       13.82%        18.81%        ----         ----          ----        12.26%
Oppenheimer Aggressive Growth
(8/15/86)                              11.67%       21.17%        15.92%       16.23%        ----          ----        15.31%
Oppenheimer Growth (4/3/85)            26.68%       29.42%        18.61%       16.67%        ----          ----        15.43%
Oppenheimer Growth & Income (7/5/95)   32.48%        ----          ----         ----         ----          ----        37.24%
Oppenheimer Multiple Strategies
(2/9/87)                               17.22%       18.00%        13.31%       12.74%        ----          ----        12.04%
Oppenheimer High Income (4/30/86)      12.21%       15.90%        13.75%       14.32%        ----          ----        13.35%
Oppenheimer Strategic Bond (5/3/93)     8.71%       12.00%         ----         ----         ----          ----         7.64%
Oppenheimer Bond (4/3/85)               9.25%       10.23%         8.23%        9.50%        ----          ----         9.89%
Oppenheimer Money (4/3/85)/4/           5.31%        5.35%         4.70%        5.79%        ----          ----         5.94%
Panorama International Equity
(5/13/92)                               8.11%       10.53%       10.78%         ----         ----          ----         8.66%
Panorama Growth (1/21/82)              26.37%       27.52%       20.12%        18.66%       17.31%         ----        18.31%
Panorama Total Return (9/30/82)        18.81%       17.72%       13.21%        13.80%       13.72%         ----        14.05%
MFS(R) Emerging Growth (7/24/95)       21.90%        ----         ----          ----         ----          ----        23.53%
MFS(R) Research (7/26/95)              20.26%        ----         ----          ----         ----          ----        22.13%
T. Rowe Price New America Growth
(3/31/94)                              21.12%       30.01%        ----          ----         ----          ----        23.66%
T. Rowe Price E.S. Mid-Cap Growth
(12/31/96)                             18.80%        ----         ----          ----         ----          ----        18.80%
T. Rowe Price Limited-Term Bond
(5/13/94)                               6.74%        6.59%         ----         ----         ----          ----         6.16%
Fidelity VIP Fund II Contrafund
(1/3/95)                               24.14%        ----          ----         ----         ----          ----        28.16%

  1. The Average Annual Rate of Return (Total Return) is calculated by determining, over a stated period of time, the average annual compounded rate of return that an investment in the Fund earned over that period, assuming reinvestment of all distributions.
  2. Although the MML Equity Fund commenced operations in 1971, the information necessary to calculate Average Annual Rates of Return is available only for the year 1974 and subsequent periods.
  3.  This is the return for the period May 1, 1997 to December 31, 1997.
  4. An investment in money market funds is neither insured nor guaranteed by the U.S. Government, and such a fund's net asset value is not guaranteed to remain stable at $1.00 per share. Although the Oppenheimer Money Fund commenced operations on April 3, 1985, the information necessary to calculate the performance information is available only for the year 1987 and subsequent periods.

Performance of MML Small Cap Value Equity Fund, Oppenheimer Small Cap Growth Fund, Goldman Sachs International Equity Fund, Goldman Sachs Capital Growth Fund, Goldman Sachs Mid Cap Equity Fund, Goldman Sachs CORE U.S. Equity Fund and Goldman Sachs Growth and Income Fund, each a series of the Goldman Sachs VIT Trust, and the MFS(R) New Discovery Series is unavailable since these Funds had not commenced operations as of December 31, 1997.

                                    TABLE 2
 EFFECTIVE ANNUAL RATES OF RETURN/1/ OF EACH DIVISION OF THE SEPARATE ACCOUNT
                            AS OF DECEMBER 31, 1997

-------------------------------------------------------------------------------------------------------------------------------
                                                          1                 5                   10                 Since
          Division (Inception Date)                     Year              Years               Years              Inception
-------------------------------------------------------------------------------------------------------------------------------
MML Equity (9/15/71)/4/                                27.99%             17.65%              15.84%              14.18%
MML Equity Index (5/1/97)/2/                             ----               ----                ----              21.33%
MML Blend (2/3/84)                                     20.29%             13.21%              13.08%              13.07%
MML Managed Bond (12/16/81)                             9.31%              7.19%               8.48%               9.77%
Oppenheimer Global Securities (11/12/90)               21.82%             18.21%                ----              11.66%
Oppenheimer  Aggressive Growth (8/15/86)               11.07%             15.32%              15.63%              14.71%
Oppenheimer Growth (4/3/85)                            26.08%             18.01%              16.07%              14.83%
Oppenheimer Growth & Income (7/5/95)                   31.88%               ----                ----              36.64%
Oppenheimer Multiple Strategies (2/9/87)               16.62%             12.71%              12.14%              11.44%
Oppenheimer High Income (4/30/86)                      11.61%             13.15%              13.72%              12.75%
Oppenheimer Strategic Bond (5/3/93)                     8.11%               ----                ----               7.04%
Oppenheimer Bond (4/3/85)                               8.65%              7.63%               8.90%               9.29%
Oppenheimer Money (4/3/85)/3/                           4.71%              4.10%               5.19%               5.34%
Panorama International Equity (5/13/92)                 7.51%             10.18%                ----               8.06%
Panorama Growth (1/21/82)                              25.77%             19.52%              18.06%              17.71%
Panorama Total Return (9/30/82)                        18.21%             12.61%              13.20%              13.45%
MFS(R) Emerging Growth (7/24/95)                       21.30%               ----                ----              22.93%
MFS(R) Research (7/26/95)                              19.66%               ----                ----              21.53%
T. Rowe Price New America Growth (3/31/94)             20.52%               ----                ----              23.06%
T. Rowe Price Mid-Cap Growth (12/31/96)                18.20%               ----                ----              18.20%
T. Rowe Price Limited-Term Bond (5/13/94)               6.14%               ----                ----               5.56%
Fidelity VIP Fund II Contrafund (1/3/95)               23.54%               ----                ----              27.56%

1. Performance information assumes current mortality and expense risk charges of .60%. If guaranteed mortality and expense risk charges were used, the performance results would be lower.
2.  This is the return for the period May 1, 1997 to December 31, 1997.
3. Although the Oppenheimer Money Fund commenced operations on April 3, 1985, the information necessary to calculate the Oppenheimer Money Division performance information is available only for the year 1987 and subsequent periods.
4. Although the MML Equity Fund commenced operations in 1971, the information necessary to calculate Average Annual Rates of Return is available only for the year 1974 and subsequent periods.


Performance of MML Small Cap Value Equity Division, Oppenheimer Small Cap Growth Division, Goldman Sachs International Equity Division, Goldman Sachs Capital Growth Division, Goldman Sachs Mid Cap Equity Division, Goldman Sachs CORE U.S. Equity Division and Goldman Sachs Growth and Income Division, each a series of the Goldman Sachs VIT Trust, and the MFS(R) New Discovery Division is unavailable since these Divisions had not commenced operations as of December 31, 1997.

                                    TABLE 3
                           ONE YEAR TOTAL RETURNS/1/

----------------------------------------------------------------------------------------------------------------------------------
            For the year ended               1997       1996       1995       1994       1993       1992      1991       1990
----------------------------------------------------------------------------------------------------------------------------------
MML Equity (9/15/71)/2/                     28.59%     20.25%     31.13%      4.10%      9.52%     10.48%    25.56%     (0.51)%
MML Equity Index (5/1/97)/3/                21.93%      ----       ----       ----       ----       ----      ----       ----
MML Blend (2/3/84)                          20.89%     13.95%     23.28%      2.48%      9.70%     9.36%     24.00%      2.37%
MML Mgd. Bond (12/16/81)                     9.91%      3.25%     19.14%     (3.76)%    11.81%     7.31%     16.66%      8.38%
Opp. Global Securities (11/12/90)           22.42%     17.80%      2.24%     (5.72)%    70.32%    (7.11)%     3.39%      0.40%
Opp. Aggressive Growth (8/15/86)            11.67%     20.16%     32.52%     (7.59)%    27.32%     15.42%    54.72%    (16.82)%
Opp. Growth (4/3/85)                        26.68%     25.20%     36.65%      0.97%      7.25%     14.53%    25.54%     (8.21)%
Opp. Growth & Income (7/5/95)               32.48%     32.51%     23.52%      ----       ----       ----      ----       ----
Opp. Multi. Strategies (2/9/87)             17.22%     15.50%     21.36%     (1.95)%    15.95%     8.99%     17.48%     (1.91)%
Opp. High Income (4/30/86)                  12.21%     15.26%     20.37%     (3.18)%    26.34%     17.92%    33.91%      4.65%
Opp. Strategic Bond (5/3/93)                 8.71%     12.07%     15.33%     (3.78)%     4.25%      ----      ----       ----
Opp. Bond (4/3/85)                           9.25%      4.80%     17.00%     (1.94)%    13.04%     6.50%     17.63%      7.92%
Opp. Money (4/3/85)                          5.31%      5.13%      5.62%     (4.20)%     3.12%     3.76%      5.97%      7.80%
Panorama International Equity (5/13/92)      8.11%     13.26%     10.30%      1.44%     21.80%    (4.32)%     ----       ----
Panorama Growth (1/21/82)                   26.37%     18.87%     38.06%     (0.51)%    21.22%     12.36%    37.53%     (7.90)%
Panorama Total Return (9/30/82)             18.81%     10.14%     24.66%     (1.97)%    16.28%     10.21%    28.79%      0.50%
MFS(R) Emerging Growth (7/24/95)            21.90%     17.02%      ----       ----       ----       ----      ----       ----
MFS(R) Research (7/26/95)                   20.26%     22.33%      ----       ----       ----       ----      ----       ----
T. Rowe Price  New America Growth
(3/31/94)                                   21.12%     20.09%     51.10%      1.00%      ----       ----      ----       ----
T. Rowe Price Mid-Cap Growth (12/31/96)     18.80%      ----       ----       ----       ----       ----      ----       ----
T. Rowe Price Limited-Term Bond (5/13/94)    6.74%      3.26%      9.88%      2.62%      ----       ----      ----       ----
Fidelity VIP Fund II Contrafund (1/3/95)    24.14%     21.22%     39.72%      ----       ----       ----      ----       ----

1. The figures shown are one year total returns from inception of the Funds. These figures do not reflect the mortality and expense risk charges assessed against the Separate Account, deductions from premiums or administrative, cost of insurance and underwriting charges assessed against the account value of the Policies. If these charges were included, the total return figures would be lower. They may be considered in assessing the competence and performance of each of the Funds' investment advisers.
2.   The figures for the MML Equity Fund from 1974 through 1981 are as follows:
     1974: (17.61)%; 1975: 32.85%; 1976: 24.77%; 1977: (0.52)%; 1978: 3.71%;
     1979: 19.54% 1980: 27.62%; 1981: 6.67%.
3.   This is the return for the period May 1, 1997 to December 31, 1997.

Performance of MML Small Cap Value Equity Fund, Oppenheimer Small Cap Growth Fund, Goldman Sachs International Equity Fund, Goldman Sachs Capital Growth Fund, Goldman Sachs Mid Cap Equity Fund, Goldman Sachs CORE U.S. Equity Fund and Goldman Sachs Growth and Income Fund, each a series of the Goldman Sachs VIT Trust, and the MFS(R) New Discovery Series is unavailable since these Funds had not commenced operations as of December 31, 1997.

----------------------------------------------------------------------------------------------------------------------------------
            For the year ended               1989       1988       1987       1986       1985       1984      1983       1982
----------------------------------------------------------------------------------------------------------------------------------
MML Equity (9/15/71)/2/                     23.04%     16.68%      2.10%     20.15%     30.54%     5.40%     22.85%     25.67%
MML Equity Index (5/1/97)/3/                 ----       ----       ----       ----       ----       ----      ----       ----
MML Blend (2/3/84)                          19.96%     13.40%      3.12%     18.30%     24.88%     8.24%      ----       ----
MML Mgd. Bond (12/16/81)                    12.83%      7.13%      2.60%     14.46%     19.94%     11.69%     7.26%     22.79%
Opp. Global Securities (11/12/90)            ----       ----       ----       ----       ----       ----      ----       ----
Opp. Aggressive Growth (8/15/86)            27.57%     13.41%     14.34%     (1.65)%     ----       ----      ----       ----
Opp. Growth (4/3/85)                        23.59%     22.09%      3.32%     17.76%      9.50%      ----      ----       ----
Opp. Growth & Income (7/5/95)                ----       ----       ----       ----       ----       ----      ----       ----
Opp. Multi. Strategies (2/9/87)             15.76%     22.15%      3.97%      ----       ----       ----      ----       ----
Opp. High Income (4/30/86)                   4.84%     15.58%      8.07%      4.73%      ----       ----      ----       ----
Opp. Strategic Bond (5/3/93)                 ----       ----       ----       ----       ----       ----      ----       ----
Opp. Bond (4/3/85)                          13.32%      8.97%      2.52%     10.12%     18.82%      ----      ----       ----
Opp. Money (4/3/85)                          8.82%      7.31%      6.33%      5.68%      7.25%      ----      ----       ----
Panorama International Equity (5/13/92)      ----       ----       ----       ----       ----       ----      ----       ----
Panorama Growth (1/21/82)                   35.81%     14.46%      0.25%     11.58%     27.31%     4.89%     32.72%     33.00%
Panorama Total Return (9/30/82)             22.98%     11.64%      4.26%     12.58%     25.43%     6.68%     20.20%      8.10%
MFS(R) Emerging Growth (7/24/95)             ----       ----       ----       ----       ----       ----      ----       ----
MFS(R) Research (7/26/95)                    ----       ----       ----       ----       ----       ----      ----       ----
T. Rowe Price New America Growth
(3/31/94)                                    ----       ----       ----       ----       ----       ----      ----       ----
T. Rowe Price Mid-Cap Growth (12/31/96)      ----       ----       ----       ----       ----       ----      ----       ----
T. Rowe Price Limited-Term Bond (5/13/94)    ----       ----       ----       ----       ----       ----      ----       ----
Fidelity VIP Fund II Contrafund (1/3/95)     ----       ----       ----       ----       ----       ----      ----       ----

1. The figures shown are one year total returns from inception of the Funds. These figures do not reflect the mortality and expense risk charges assessed against the Separate Account, deductions from premiums or administrative, cost of insurance and underwriting charges assessed against the account value of the Policies. If these charges were included, the total return figures would be lower. They may be considered in assessing the competence and performance of each of the Funds' investment advisers.
2.   The figures for the MML Equity Fund from 1974 through 1981 are as follows:
     1974: (17.61)%; 1975: 32.85%; 1976: 24.77%; 1977: (0.52)%; 1978: 3.71%;
     1979: 19.54% 1980: 27.62%; 1981: 6.67%.
3.   This is the return for the period May 1, 1997 to December 31, 1997.

Performance of MML Small Cap Value Equity Fund, Oppenheimer Small Cap Growth Fund, Goldman Sachs International Equity Fund, Goldman Sachs Capital Growth Fund, Goldman Sachs Mid Cap Equity Fund, Goldman Sachs CORE U.S. Equity Fund and Goldman Sachs Growth and Income Fund, each a series of the Goldman Sachs VIT Trust, and the MFS(R) New Discovery Series is unavailable since these Funds had not commenced operations as of December 31, 1997.

Appendix D - Directors of Massachusetts Mutual Life Insurance Company

Principal Occupation(s) During Past Five Years

Roger G. Ackerman, Director

Chairman and Chief Executive Officer, since 1996, President and Chief Operating Officer, 1990-1996, Corning, Inc., One Riverfront Plaza, HQE 2, Corning, NY 14831.

James R. Birle, Director

Chairman, since 1997, and Founder, since 1994, President, 1994-1997, Resolute Partners, LLC; General Partner, Blackstone Group, 1988-1994, 2 Soundview Drive, Greenwich CT 06836.

Gene Chao, Director

Chairman, President and CEO, since 1991, Computer Projections, Inc., 733 SW Vista Avenue, Portland, OR 97205.

Patricia Diaz Dennis, Director

Senior Vice President and Assistant General Counsel, since 1995, SBC Communications Inc.; Special Counsel, 1993-1995, Sullivan & Cromwell; Assistant Secretary of State for Human Rights and Humanitarian Affairs, 1992-1993, U.S. Department of State, 175 East Houston, Room 4-A-70, San Antonio, TX 78205

Anthony Downs, Director

Senior Fellow, since 1977, The Brookings Institution, 1775 Massachusetts Ave., N.W., Washington DC 20036-2188.

James L. Dunlap, Director

Vice Chairman, since 1998, Ocean Energy, Inc.; President and Chief Operating Officer, 1996-1998, United Meridian Corporation; Senior Vice President, 1987-1996, Texaco, Inc., 1201 Louisiana, Suite 1400, Houston, TX 77002-5603.

William B. Ellis, Director

Senior Fellow, since 1995, Yale University School of Forestry and Environmental Studies; Chairman of the Board and Chief Executive Officer, 1993-1995, Northeast Utilities, 31 Pound Foolish Lane, Glastonbury, CT 06033.

Robert M. Furek, Director

Partner, since 1997, Resolute Partners LLC, Chairman, since 1997, State Board of Trustees for the Hartford School System; President and Chief Executive Officer, 1987-1996, Heublein, Inc., 1 State Street, Suite 2310, Hartford, CT 06103.

Charles K. Gifford, Director

Chairman and Chief Executive Officer, since 1996, and President 1989-1996, BankBoston, N.A.; Chairman, since 1998, and Chief Executive Officer, since 1995, BankBoston Corporation, 100 Federal Street, Boston, MA 02110.

William N. Griggs, Director

Managing Director, since 1983, Griggs & Santow, Inc., 75 Wall Street, 20th Floor, New York, NY 10005.

George B. Harvey, Director

Chairman, President and CEO, 1983-1996, Pitney Bowes, One Landmark Square, Suite 1905, 19th Floor, Stamford, CT 06901.

Barbara B. Hauptfuhrer, Director

Director of various corporations, since 1972, 1700 Old Welsh Road, Huntington Valley, PA 19006.

Sheldon B. Lubar, Director

Chairman, since 1977, Lubar & Co. Incorporated, 700 North Water Street, Suite 1200, Milwaukee, WI 53202.

William B. Marx, Jr., Director

Senior Executive Vice President, since 1996, Lucent Technologies; Executive Vice President and CEO, 1994-1996, AT&T Multimedia Products Group; Executive Vice President and CEO, 1993-1994, AT&T Network Systems Group; Group Executive and President, 1989-1993, AT&T Network Systems Group, 5 Peacock Lane, Village of Golf, FL 33436-5299.

John F. Maypole, Director

Managing Partner, since 1984, Peach State Real Estate Holding Company, 55 Sandy Hook Road - North, Sarasota, FL 34242.

John J. Pajak, Director, President and Chief Operating Officer

President and Chief Operating Officer, since 1996, Vice Chairman and Chief Administrative Officer, 1996, Executive Vice President, 1987-1996, MassMutual, 1295 State Street, Springfield, MA 01111.

Thomas B. Wheeler, Director, Chairman and Chief Executive Officer

Chairman and Chief Executive Officer, since 1996, President and Chief Executive Officer, 1988-1996, MassMutual, 1295 State Street, Springfield, MA 01111.

Alfred M. Zeien, Director

Chairman and Chief Executive Officer, since 1991, The Gillette Company, Prudential Tower, Boston, MA 02199.

Executive Vice Presidents

Lawrence V. Burkett, Jr.

Executive Vice President and General Counsel, since 1993, Senior Vice President and Deputy General Counsel, 1992-1993, MassMutual, 1295 State Street, Springfield, MA 01111.

Peter J. Daboul

Executive Vice President and Chief Information Officer, since 1997, Senior Vice President 1990-1997, MassMutual, 1295 State Street, Springfield, MA 01111.

John B. Davies

Executive Vice President, since 1994, Associate Executive Vice President, 1994, General Agent, 1982-1993, MassMutual, 1295 State Street, Springfield, MA 01111.

Daniel J. Fitzgerald

Executive Vice President, since 1994, Corporate Financial Operations, 1994-1997, Senior Vice President, 1991-1994, MassMutual, 1295 State Street, Springfield, MA 01111.

James E. Miller

Executive Vice President, since 1997 and 1987-1996, MassMutual; Senior Vice President, 1996-1997, UniCare Life & Health, 1295 State Street, Springfield, MA 01111.

John V. Murphy

Executive Vice President, since 1997, MassMutual; Executive Vice President and Chief Operating Officer, 1995-1997, David L. Babson & Co., Inc.; Chief Operating Officer, 1993-1995, Concert Capital Management, Inc., Senior Vice President and Chief Financial Officer, 1977-1993, Liberty Financial Companies, 1295 State Street, Springfield, MA 01111.

Gary E. Wendlandt

Executive Vice President and Chief Investment Officer, since 1993, Executive Vice President, 1992-1993, MassMutual, 1295 State Street, Springfield, MA 01111.

Joseph M. Zubretsky

Executive Vice President and Chief Financial Officer, since 1997, MassMutual; Chief Financial Officer, 1996, HealthSource; Partner, 1990-1996, Coopers & Lybrand, 1295 State Street, Springfield, MA 01111.

                                  EXHIBIT LIST


1(A)(1)(b)      Resolution of Board of Directors establishing the SL10 Segment of the Separate Account

1(A)(3)(a)(3)   Variable Products Dealer Agreement

1(A)(5)         Form of Flexible Premium Variable Adjustable Life Insurance
                Policy

1(A)(11) Memorandum Describing MassMutual's Issuance, Transfer and Redemption Procedures for the Policy

1(A)(8)(a)      Participation Agreement with Oppenheimer Variable Account Funds,
                Inc.

        (b)     Participation Agreement with T. Rowe Price Equity Series, Inc.

        (c)     Participation Agreement with MFS Variable Insurance Trust

        (d) Form of Participation Agreement with Goldman Sachs Variable Insurance Trust

        (e) Participation Agreement with Fidelity Variable Insurance Products Fund II

   1(A)(10) Form of Application for Flexible Premium Variable Adjustable Life Insurance Policy

   2            Opinion and Consent of Lynn S. Mercier